
05058329

Notice of 2005 Annual Meeting and Proxy Statement

2004 Annual Report to Stockholders

- Management's Discussion and Analysis
- Consolidated Financial Statements


NATIONAL OILWELL VARCO

2005 Proxy Statement and 2004 Annual Report to Stockholders

June 17, 2005

Fellow Stockholders:

On behalf of your Board of Directors and your management, we are pleased to invite you to attend the Annual Meeting of Stockholders of National Oilwell Varco, Inc. It will be held on Friday, July 22, 2005 at 10:00 A.M., local time, at the Hilton Westchase Hotel, 9999 Westheimer Road, Houston, Texas 77042.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement, which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every stockholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is National Oilwell Varco's 2004 Annual Report on Form 10K, which we are distributing to the company's stockholders in lieu of a separate annual report.

Thank you for your continued support of and interest in National Oilwell Varco.

Sincerely,


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH., D.C.
192
SECTION

John F. Lauletta
Chairman of the Board

Merrill A. (Pete) Miller, Jr.
President and
Chief Executive Officer

TABLE OF CONTENTS

	Page
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS	1
PROXY STATEMENT	2
Merger with Varco	5
Proposal No. 1 – Election of Directors	5
Committees and Meetings of the Board	10
Board Compensation	10
Audit Committee Report	14
Proposal No. 2 – Ratification of Independent Auditors	16
Corporate Governance	18
Executive Officers	20
Stock Ownership	22
Executive Compensation	25
Employment Contracts	27
Certain Relationships and Related Transactions	29
Compensation Committee Report on Executive Compensation	29
Performance Graph	32
Section 16(a) Beneficial Ownership Reporting Compliance	33
Stockholder Proposals for the 2006 Annual Meeting	33
Annual Report and Other Matters	33
APPENDIX A	
ANNUAL REPORT TO STOCKHOLDERS	A-1
General	A-2
Business Strategy	A-2
Operations	A-3
Risk Factors	A-6
Properties	A-14
Legal Proceedings	A-14
Submission of Matters To A Vote of Security Holders	A-14
Market for Registrant's Common Equity	A-15
Selected Financial Data	A-15
Management's Discussion and Analysis	A-16
Controls and Procedures	A-27
Securities Authorized for Issuance Under Equity Compensation Plans	A-28
Report of Independent Registered Public Accounting Firm	A-33
Management's Report on Internal Control Over Financial Reporting	A-34
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	A-35
Consolidated Financial Statements	A-36
Notes to Consolidated Financial Statements	A-40
Valuation and Qualifying Accounts	A-63
NYSE Corporate Governance Matters	A-64



NATIONAL OILWELL VARCO, INC.
10000 Richmond Avenue
Houston, Texas 77042

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held July 22, 2005

DATE:	Friday, July 22, 2005
TIME:	10:00 a.m. (Houston time)
PLACE:	The Hilton Westchase Hotel 9999 Westheimer Road Houston, Texas 77042

The 2005 annual meeting of stockholders of National Oilwell Varco, Inc. will be held at the Hilton Westchase Hotel, 9999 Westheimer Road, Houston, Texas on Friday, July 22, 2005, at 10:00 a.m. local time, for the following purposes:

1. To elect three directors to hold office for a three-year term;
2. To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as independent auditors of the company for 2005; and
3. To consider and act upon any other matters that may properly come before the annual meeting or any postponement or adjournment thereof.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR AND FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR 2005.

The Board of Directors has set June 8, 2005 as the record date for the Annual Meeting. If you were a stockholder of record at the close of business on June 8, 2005 you are entitled to vote at the Annual Meeting. A complete list of these stockholders will be available for examination at the Annual Meeting and, during ordinary business hours, at our offices at 10000 Richmond Avenue, Houston, Texas for a period of ten days prior to the Annual Meeting.

You are cordially invited to join us at the Annual Meeting. However, to ensure your representation, we request that you return your signed proxy card at your earliest convenience, whether or not you plan to attend the Annual Meeting. You may revoke your proxy at any time if you wish to attend and vote in person.

By Order of the Board of Directors

/s/ M. Gay Mather

M. Gay Mather
Vice President and Secretary

Houston, Texas
June 17, 2005

NATIONAL OILWELL VARCO, INC.
10000 Richmond Avenue
Houston, Texas 77042

PROXY STATEMENT

ANNUAL MEETING:	Date: Friday, July 22, 2005 Time: 10:00 a.m. (Houston time) Place: Hilton Westchase Hotel 9999 Westheimer Houston, Texas 77042
AGENDA:	Proposal 1: For the election of three nominees as directors of the Company for a term of three years. Proposal 2: For the ratification of the appointment of Ernst & Young LLP as independent auditors of the company.
RECORD DATE/ WHO CAN VOTE:	All stockholders of record at the close of business on June 8, 2005 are entitled to vote. The only class of securities entitled to vote at the Annual Meeting is National Oilwell Varco common stock. Holders of National Oilwell Varco common stock are entitled to one vote per share at the Annual Meeting.
PROXIES SOLICITED BY:	Your vote and proxy is being solicited by the Board of Directors for use at the Annual Meeting. This proxy statement and enclosed proxy card is being sent on behalf of the Board of Directors to all stockholders beginning on or about June 17, 2005. By completing, signing and returning your proxy card, you will authorize the persons named on the proxy card to vote your shares according to your instructions.
PROXIES:	If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote FOR election of the three nominees for director (Proposal 1) and FOR the ratification of the appointment of Ernst & Young LLP as independent auditors.
REVOKING YOUR PROXY:	You can revoke your proxy at any time prior to the time that the vote is taken at the meeting by: (i) filing a written notice revoking your proxy; (ii) filing another proxy bearing a later date; or (iii) casting your vote in person at the Annual Meeting. Your last vote will be the vote that is counted.

QUORUM:

As of June 8, 2005, there were 172,678,564 shares of National Oilwell Varco common stock issued and outstanding. The holders of these shares have the right to cast one vote for each share held by them. The presence, in person or by proxy, of stockholders entitled to cast at least 86,339,283 votes constitutes a quorum for adopting the proposals at the Annual Meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining a quorum, as will broker non-votes. A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. However, there will be no broker non-votes in connection with this meeting as the nature of the proposals to be considered at the meeting allows brokers discretionary voting in the absence of timely instruction from beneficial owners. If you have properly signed and returned your proxy card by mail, you will be considered part of the quorum, and the persons named on the proxy card will vote your shares as you have instructed them.

MULTIPLE PROXY CARDS:

If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts, and are registered in different names. You should vote each of the proxy cards to ensure that all of your shares are voted.

HOUSEHOLDING:

The Securities and Exchange Commission, or SEC, has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a copy of these materials, other than the Proxy Card, to those stockholders. This process, which is commonly referred to as "householding," can mean extra convenience for stockholders and cost savings for the Company. Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record. Through householding, stockholders of record who have the same address and last name will receive only one copy of our Proxy Statement and Annual Report, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate Proxy Cards. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of Proxy Statements and Annual Reports, or if you hold stock in more than one account and wish to receive only a single copy of the Proxy Statement or Annual Report for your household, please contact ADP Householding Department, in writing, at 51 Mercedes Way, Edgewood, New York 11717, or by phone at (800) 542-1061. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your broker if you are a beneficial stockholder.

COST OF PROXY SOLICITATION:

We have retained InvestorCom, Inc. to solicit proxies from our stockholders at an estimated fee of $4,000, plus expenses. This fee does not include the costs of preparing, printing, assembling, delivering and mailing the Proxy Statement. The Company will pay for the cost of soliciting proxies. Some of our directors, officers and employees may also solicit proxies personally, without any additional compensation, by telephone or mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names.

PLEASE VOTE -- YOUR VOTE IS IMPORTANT

MERGER WITH VARCO

On March 11, 2005, National-Oilwell, Inc., a Delaware corporation ("National Oilwell") held a special meeting of stockholders to approve the merger of Varco International, Inc., a Delaware corporation ("Varco") with and into National Oilwell, with National Oilwell being the surviving corporation (the "Merger"). National Oilwell then changed its name to National Oilwell Varco, Inc. ("National Oilwell Varco" or the "Company"), pursuant to the Amended and Restated Agreement and Plan of Merger, effective as of August 11, 2004 (the "Merger Agreement"). At completion of the Merger, National Oilwell stockholders owned approximately 51% of the Company and Varco stockholders owned approximately 49% of the Company.

In accordance with the Merger Agreement, five former Varco directors joined the National Oilwell Varco Board when the merger closed on March 11, 2005: John F. Lauletta, Greg L. Armstrong, Eric L. Mattson, Jeffery A. Smisek, and James D. Woods. Our other current directors who were previously elected by stockholders of National Oilwell are: Merrill A. Miller, Jr., Robert E. Beauchamp, Ben A. Guill, David D. Harrison and Roger L. Jarvis.

Unless we note otherwise, information about National Oilwell Varco in this proxy statement generally refers to National Oilwell for any time before the merger.

ELECTION OF DIRECTORS
PROPOSAL NO. 1 ON THE PROXY CARD

The Board of Directors of National Oilwell Varco is divided into three classes, each class serving a term of three years. Directors whose terms expire this year include John F. Lauletta, Robert E. Beauchamp, and James D. Woods.

On May 18, 2005, Mr. Lauletta, our Chairman of the Board, informed the Board of his intention not to stand for re-election at the Annual Meeting. Upon Mr. Lauletta's resignation, Merrill A. Miller, Jr., our President and Chief Executive Officer, will succeed Mr. Lauletta as Chairman of the Board. The size of the Board is currently set at ten members. Upon Mr. Lauletta's resignation, which will create a vacancy in the Board, the Board will reduce the size of the Board to nine members. The Company's Amended and Restated Certificate of Incorporation provides that any decrease in the number of directors shall be apportioned among the classes as equally as possible.

Robert E. Beauchamp, Jeffery A. Smisek and James D. Woods are nominees for directors for a three-year term expiring at the Annual Meeting in 2008, or when their successors are elected and qualified. Upon his election to the class of directors whose terms expire in 2008, Mr. Smisek will resign from the class of directors whose terms expire in 2007, equally apportioning the classes of directors. The Company believes each of the nominees will be able to serve if elected. However, if any nominee is unable to serve, the remaining members of the Board have authority to nominate another person, elect a substitute, or reduce the size of the Board. Directors whose terms expire in 2006 and 2007, other than Mr. Smisek, will continue to serve in accordance with their prior election or appointment. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Vote Required for Approval

Directors are to be elected by a plurality of the votes cast at the meeting. This means that the three nominees receiving the greatest number of votes will be elected. In accordance with New York Stock Exchange rules, a proposal to elect directors is considered to be a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions within the time period specified in the voting instructions submitted by such brokerage firms. Votes withheld for any Director will not be counted. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the election of the three nominees listed below.

Information Regarding Nominees for Director for Terms Expiring in 2008:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Robert E. Beauchamp	45	2005	Mr. Beauchamp has been a Director of the Company since August 2002. Since 1988, he has served in various capacities at BMC Software, Inc., a leading provider of enterprise management solutions, most recently as President and Chief Executive Officer and as a director. During his sixteen years with BMC, he also served as senior vice president of research & development, vice president of strategic marketing and corporate development, and director of strategic marketing.	2002
Jeffery A. Smisek (1)	50	2007	Mr. Smisek has been a Director of the Company since March 2005. Mr. Smisek served as a Director of Varco (and its predecessor, Tuboscope Inc.) since February 1998. Since December 30, 2004, Mr. Smisek has served as President and a director of Continental Airlines, Inc. Mr. Smisek previously served Continental Airlines, Inc. as: Executive Vice President from March 2003 until December 2004; Executive Vice President — Corporate from May 2001 until March 2003; and Executive Vice President, General Counsel and Secretary from November 1996 to May 2001.	2005

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
James D. Woods	73	2005	Mr. Woods has been a Director of the Company since March 2005. Mr. Woods served as a Director of Varco since May 2000, and from 1988 until May 2000 he served as a director of a company acquired by Varco. Mr. Woods is the Chairman Emeritus and retired Chief Executive Officer of Baker Hughes Incorporated. Mr. Woods was Chief Executive Officer of Baker Hughes from April 1987, and Chairman from January 1989, in each case until January 1997. Mr. Woods is also a director of ESCO Technologies, an NYSE-listed supplier of engineered filtration precuts to the process, healthcare and transportation markets; Foster Wheeler Ltd., an OTC-traded holding company of various subsidiaries which provides a broad range of engineering, design, construction and environmental services; OMI Corporation, an NYSE-listed bulk shipping company providing seaborne transportation services primarily of crude oil and refined petroleum products; and USEC Inc., an NYSE-listed supplier of enriched uranium.	2005

(1) Upon his election to the class of directors whose terms expire in 2008, Mr. Smisek will resign from the class of directors whose terms expire in 2007, equally apportioning the classes of directors.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR.

Information Regarding Continuing Directors:

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Merrill A. Miller, Jr.	54	2006	Mr. Miller has been a Director of the Company since May 2001. He served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served as President since November 2000 and as Chief Executive Officer since May 2001. He has served in various senior executive positions with National Oilwell since February 1996.	2001

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Greg L. Armstrong	46	2006	Mr. Armstrong has been a Director of the Company since March 2005. Mr. Armstrong served as a Director of Varco from May 20, 2004 until March 11, 2005. Since 1998, he has been the Chairman of the Board and Chief Executive Officer of Plains All American GP LLC, the general partner and controlling entity of Plains All American Pipeline, L.P., a publicly traded master limited partnership engaged in the business of marketing, gathering, transporting, terminalling and storing crude oil. Mr. Armstrong also serves as a director of the Independent Petroleum Association of America Southwest Texas Region and is a member of the National Petroleum Council.	2005
Ben A. Guill	54	2007	Mr. Guill has been a Director of the Company since 1999. He is President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. Mr. Guill serves as a director of Dresser, Inc., a leader in the design, manufacture and marketing of highly engineered equipment and services for the energy industry, and T-3 Energy Services, Inc., a consolidator of high-end equipment repair and specialty machining operations focused in the Gulf of Mexico.	1999
David D. Harrison	57	2006	Mr. Harrison has been a Director of the Company since August 2003. Since February 2000, he has served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a diversified manufacturer in water technologies and enclosures businesses. From September 1999 through February 2000, Mr. Harrison was Executive Vice President and Chief Financial Officer of the Scotts Company, a lawn and garden products company. He was Executive Vice President and Chief Financial Officer and a Director of Coltec Industries, a company in the industrial and aerospace arena from 1996 to 1999. He also served as Executive Vice President and Chief Financial Officer of Pentair, Inc. from 1994 to 1996. From 1972 through 1994, Mr. Harrison held various international and domestic finance positions with a combination of General Electric and Borg-Warner Chemicals.	2003

Name	Age	Expiration Date of Current Term	Biography	Year First Became Director
Roger L. Jarvis	51	2007	Mr. Jarvis has been a Director of the Company since February 2002. He has served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, since 1996 and as its Chairman of the Board since 1998. Mr. Jarvis also serves as a director of The Bill Barret Corporation, a company engaged in the acquisition, exploitation and exploration of oil and gas properties in the Rocky Mountains.	2002
Eric L. Mattson	53	2007	Mr. Mattson has been a Director of the Company since March 2005. Mr. Mattson served as a Director of Varco (and its predecessor, Tuboscope Inc.) since January 1994. Since November 2003, Mr. Mattson has been Senior Vice President and Chief Financial Officer of VeriCenter, Inc., a private provider of managed hosting services. From November 2002 until October 2003, Mr. Mattson worked as an independent consultant. Mr. Mattson was the Chief Financial Officer of Netrail, Inc., a private Internet backbone and broadband service provider, from September 1999 until November 2002. Netrail filed for Chapter 11 Bankruptcy protection in the Northern Georgia district of the United States Bankruptcy Court in July 2001. In November 2002, the Bankruptcy Court approved Netrail's plan of liquidation and appointed a Trustee to effect the plan. At that time, Mr. Mattson ceased to be the Chief Financial Officer of Netrail. From July 1993 until May 1999, Mr. Mattson served as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries.	2005

COMMITTEES AND MEETINGS OF THE BOARD

Committees

The Board of Directors had the following standing committees: Audit, Compensation, and Nominating/Corporate Governance.

Number of Meetings Held in 2004

Board of Directors	5
Audit Committee	7
Compensation Committee	1
Nominating/Corporate Governance Committee	2

Attendance at Meetings

Each incumbent director attended at least 75% of the meetings of the Board and committees of which that director was a member.

Board Compensation

Members of the Company's Board of Directors who are not full-time employees of the Company receive the following cash compensation:

- For service on the Board of Directors – an annual retainer of $45,000, paid quarterly;
- For service as chairman of the audit committee of the Board of Directors – an annual retainer of $15,000, paid quarterly;
- For service as chairman of each of the compensation committee and the nominating/corporate governance committee of the Board of Directors – an annual retainer of $10,000, paid quarterly;
- For service as a member of the audit committee of the Board of Directors – an annual retainer of $7,500, paid quarterly;
- For service as a member of each of the compensation committee and the nominating/corporate governance committee of the Board of Directors – an annual retainer of $5,000, paid quarterly; and
- $1,500 for each Board meeting and each committee meeting attended.

Directors of the Board who are also employees of the Company do not receive any compensation for their service as directors.

Members of the Board are also eligible to receive awards, including restricted stock, performance awards, phantom shares, stock payments, or SARs under the National Oilwell Varco Long-Term Incentive Plan.

On May 18, 2005, the Board approved the grant of 7,500 options to each non-employee director under the National Oilwell Varco Long-Term Incentive Plan. The exercise price of the options is $41.63 per share, which was the fair market value of one share of the Company's common stock on the date of grant. The options have a term of ten years from the date of grant and vest in three equal annual installments beginning on the first anniversary of the date of the grant.

In connection with the Merger, all outstanding options under the Amended and Restated Stock Award and Long-Term Incentive Stock Plan granted to non-employee directors who continued service through the effective time of the Merger but were not designated to serve on the board of National Oilwell Varco upon the closing of the Merger became fully exercisable and remained exercisable for a period of three months following the effective date of the Merger.

Audit Committee

Messrs. Harrison (Chairman), Armstrong, Guill and Mattson are the current members of the Audit Committee. All members of this committee are "independent" within the meaning of the rules governing audit committees by the New York Stock Exchange.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Monitor the integrity of the Company's financial statements, financial reporting processes, systems of internal controls regarding finance, accounting and legal compliance and disclosure controls and procedures.
- Select and appoint the Company's independent auditors, pre-approve all audit and non-audit services to be provided, consistent with all applicable laws, to the Company by the Company's independent auditors, and establish the fees and other compensation to be paid to the independent auditors.
- Monitor the independence and performance of the Company's independent auditors and internal auditing function.
- Establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Company's employees, regarding accounting, internal controls, disclosure or auditing matters, and provide an avenue of communication among the independent auditors, management, the internal auditing function and the Board of Directors.

A copy of the Audit Committee Charter, which was included as Appendix II to the Proxy Statement for the 2003 Annual Meeting of Stockholders, is available on the Company's website, www.natoil.com, under the Investor Relations/Corporate Governance section.

Audit Committee Financial Expert

The Board of Directors has determined that all members of the Audit Committee meet the New York Stock Exchange standard of having accounting or related financial management expertise and meet the SEC's criteria of an Audit Committee Financial Expert.

Compensation Committee

Messrs. Woods (Chairman), Beauchamp, Guill and Smisek are the current members of the Compensation Committee. All members of the Compensation Committee are independent as defined by the applicable New York Stock Exchange listing standards.

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Discharge the Board's responsibilities relating to compensation of the Company's directors and executive officers.
- Approve and evaluate all compensation of directors and executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.
- Administer all plans of the Company under which shares of common stock may be acquired by directors or executive officers of the Company.

A copy of the Compensation Committee Charter, which was included as Appendix III to the Proxy Statement for the 2003 Annual Meeting of Stockholders, is available on the Company's website, www.natoil.com, under the Investor Relations/Corporate Governance section.

Compensation Committee Interlocks and Insider Participation. During 2004, Messrs. Guill, Beauchamp and Jarvis served on the Compensation Committee. None of these members is a former or current officer or employee of the Company or any of its subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer/director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

Nominating/Corporate Governance Committee

Messrs. Beauchamp (Chairman), Jarvis, Smisek and Woods are the current members of the Nominating/Corporate Governance Committee. All members of the Nominating/Corporate Governance Committee are independent as defined by the applicable New York Stock Exchange listing standards.

The Nominating/Corporate Governance Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Ensure that the Board and its committees are appropriately constituted so that the Board and directors may effectively meet their fiduciary obligations to stockholders and the Company.
- Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of stockholders and candidates to fill vacancies in the Board.
- Recommend to the Board annually the directors to be appointed to Board committees.
- Monitor, review, and recommend when necessary, any changes to the Corporate Governance Guidelines.
- Monitor and evaluate annually how effectively the Board and the Company have implemented the policies and principles of the Corporate Governance Guidelines.

A copy of the Nominating/Corporate Governance Committee Charter, which was included as Appendix IV to the Proxy Statement for the 2003 Annual Meeting of Stockholders, is available on the Company's website, www.natoil.com, under the Investor Relations/Corporate Governance section.

Director Nominees

The Nominating/Corporate Governance Committee has the responsibility of identifying candidates for election as directors; reviewing background information relating to candidates for director; and recommending to the Board of Directors nominees for directors to be submitted to stockholders for election. It is the policy of the committee to consider director candidates recommended by stockholders. Nominees to be evaluated by the Nominating/Corporate Governance Committee are selected by the committee from candidates recommended by multiple sources, including other directors, management, stockholders, and candidates identified by independent search firms (which firms may be paid by the Company for their services), all of whom will be evaluated based on the same criteria. As of June 8, 2005, we had not received any recommendations from stockholders for potential director candidates. All of the current nominees for director are standing members of the Board that are proposed by the entire Board for re-election. Written suggestions for nominees should be sent to the Secretary of the Company at the address listed below.

The Board of Directors believes that nominees should reflect the following characteristics:

- Have a reputation for integrity, honesty, candor, fairness and discretion.
- Be knowledgeable, or willing to become so quickly, in the critical aspects of the Company's businesses and operations.
- Be experienced and skillful in serving as a competent overseer of, and trusted advisor to, the senior management of at least one substantial enterprise.
- Have a range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to the full scope of the Company's operations and interests.

Any stockholder of record who is entitled to vote for the election of directors may nominate persons for election as directors if timely written notice in proper form of the intent to make a nomination at the Annual Meeting is received by the Company at National Oilwell Varco, Inc., 10000 Richmond Avenue – 6th Floor, Houston, TX 77042, Attention: M. Gay Mather, Secretary. The notice must be received no later than June 27, 2005 – 10 days after the first public notice of the Annual Meeting is first sent to stockholders. To be in proper form, the notice must contain prescribed information about the proponent and each nominee, including such information about each nominee as would have been required to be included in a proxy statement filed pursuant to the rules of the SEC had such nominee been nominated by the Board of Directors.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic combined and separate meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

We have reviewed and discussed with senior management the audited financial statements included in the Company's Annual Report on Form 10-K. Management has confirmed to us that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles.

We have discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as may be modified or supplemented. SAS 61 requires independent auditors to communicate certain matters related to the conduct of an audit to those who have responsibility for oversight of the financial reporting process, specifically the audit committee. Among the matters to be communicated to the audit committee are: (1) methods used to account for significant unusual transactions; (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (3) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (4) disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

We have received from Ernst & Young a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between Ernst & Young LLP and the Company. Ernst & Young LLP has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review of the financial statements, the discussion with Ernst & Young regarding SAS 61, Independence Standards Board Standard No. 1, and receipt from them of the required written disclosures, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2004 Annual Report on Form 10-K.

Notwithstanding the foregoing, our charter clarifies that it is not our duty to conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of financial statements in accordance with GAAP. Management is also responsible for assuring compliance with laws and regulations and the Company's corporate policies, subject to our oversight in the areas covered by our charter. The independent auditors are responsible for expressing opinions on those financial statements and on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

We are not employees of the Company or accountants or auditors by profession or experts in the fields of accounting or auditing. We rely, and are entitled to rely, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with GAAP and on the representations of the independent auditors included in their report on the Company's financial statements.

The Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with GAAP and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that the Company's financial statements are presented in accordance with GAAP or that the audit of the Company's financial statements has been carried out in accordance with GAAP.

Members of the Audit Committee

David D. Harrison, Committee Chairman
Greg L. Armstrong
Ben A. Guill
Eric L. Mattson

CORPORATE GOVERNANCE

National Oilwell Varco's Board of Directors is committed to promoting transparency in reporting information about the Company, complying with the spirit as well as the literal requirements of applicable laws, rules and regulations, and corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards. The Board of Directors adopted Corporate Governance Guidelines which establish provisions for the Board's composition and function, Board committees and committee membership, evaluation of director independence, the roles of the Chairman of the Board, the Chief Executive Officer and the Lead Director, the evaluation of the Chief Executive Officer, regular meetings of non-management directors, board conduct and review, selection and orientation of directors, director compensation, access to management and independent advisors, and annual review of the Guidelines. A copy of the Guidelines, which was included as Appendix I to the Proxy Statement for the 2003 Annual Meeting of Stockholders, is available on the Company's website, www.natoil.com, under the Investor Relations/Corporate Governance section.

Director Independence

The Corporate Governance Guidelines address, among other things, standards for evaluating the independence of the Company's directors. The Board undertakes an annual review of director independence and considers transactions and relationships during the prior year between each director or any member of his or her immediate family and the Company and its affiliates, including those reported under "Certain Relationships and Related Transactions" in this proxy statement. In May 2005, as a result of this annual review, the Board affirmatively determined that a majority of the members of the Board of Directors are independent of the Company and its management under the standards set forth in the Corporate Governance Guidelines. The following directors were affirmed as independent: Greg L. Armstrong, Robert E. Beauchamp, Ben A. Guill, David D. Harrison, Roger L. Jarvis, Eric L. Mattson, Jeffery A. Smisek, and James D. Woods.

Lead Director

The non-management members of the Board of Directors have appointed Robert E. Beauchamp as Lead Director. The Lead Director is responsible for developing the agenda for, and presiding over the executive sessions of, the Board's non-management directors, and for acting as principal liaison between the non-management directors and the chief executive officer on matters dealt with in executive session.

Policies on Business Ethics and Conduct

The Company has a long-standing Business Ethics Policy. In April 2003, the Board adopted the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers. These codes are designed to focus the Board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help expressing opinions on those financial statements and on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

We are not employees of the Company or accountants or auditors by profession or experts in the fields of accounting or auditing. We rely, and are entitled to rely, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with GAAP and on the representations of the independent auditors included in their report on the Company's financial statements.

The Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with GAAP and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that the Company's financial statements are presented in accordance with GAAP or that the audit of the Company's financial statements has been carried out in accordance with GAAP.

Members of the Audit Committee

David D. Harrison, Committee Chairman
Greg L. Armstrong
Ben A. Guill
Eric L. Mattson

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
PROPOSAL NO. 2 ON THE PROXY CARD

Information Regarding our Independent Auditors

The Audit Committee of the Board of Directors has reappointed Ernst & Young LLP as independent auditors for 2005. Stockholders are being asked to vote upon the ratification of the appointment. Representatives of Ernst & Young will attend the Annual Meeting, where they will be available to respond to appropriate questions and have the opportunity to make a statement if they desire.

Vote Required for Approval

The proposal to ratify the appointment of Ernst & Young LLP as independent auditors will require approval by a majority of the votes cast on the meeting. In accordance with New York Stock Exchange rules, a proposal to ratify independent auditors is considered to be a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions within the time period specified in the voting instructions submitted by such brokerage firms. Abstentions, which will be counted as votes present for the purpose of determining a quorum, will have the effect of a vote against the proposal. Your shares will be voted as you specify on your proxy. If your properly executed proxy does not specify how you want your shares voted, we will vote them for the election of the three nominees listed below.

Audit Fees

The Audit Committee pre-approves all services provided by the Company's independent auditors to the Company and its subsidiaries. Consideration and approval of such services generally occurs in the regularly scheduled quarterly meetings of the Audit Committee. The Audit Committee has delegated the Chairman of the Audit Committee to pre-approve allowed non-audit services, subject to review by the full committee at the next regularly scheduled meeting. The Audit Committee has considered whether the provision of all services other than those rendered for the audit of the Company's financial statements is compatible with maintaining Ernst & Young's independence and has concluded that their independence is not compromised.

The following table sets forth Ernst & Young LLP's fees for services rendered during 2003 and 2004. All 2004 services provided by Ernst & Young LLP were pre-approved by the Audit Committee.

	2004	2003
	(in thousands)	
Audit Fees	$ 2,436	$ 1,162
Audit Related Fees[(1)]	182	64
Tax Fees[(2)]	603	1,209
All Other Fees	-	-
Total	$ 3,221	$ 2,435

[1]Consists primarily of fees for employee benefit plans, due diligence related to acquisition transactions, and accounting consultations.
[2]Consists primarily of fees for compliance, planning and advice with respect to various domestic and foreign corporate tax matters.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP.

CORPORATE GOVERNANCE

National Oilwell Varco's Board of Directors is committed to promoting transparency in reporting information about the Company, complying with the spirit as well as the literal requirements of applicable laws, rules and regulations, and corporate behavior that conforms to corporate governance standards that substantially exceed the consensus view of minimum acceptable corporate governance standards. The Board of Directors adopted Corporate Governance Guidelines which establish provisions for the Board's composition and function, Board committees and committee membership, evaluation of director independence, the roles of the Chairman of the Board, the Chief Executive Officer and the Lead Director, the evaluation of the Chief Executive Officer, regular meetings of non-management directors, board conduct and review, selection and orientation of directors, director compensation, access to management and independent advisors, and annual review of the Guidelines. A copy of the Guidelines, which was included as Appendix I to the Proxy Statement for the 2003 Annual Meeting of Stockholders, is available on the Company's website, www.natoil.com, under the Investor Relations/Corporate Governance section.

Director Independence

The Corporate Governance Guidelines address, among other things, standards for evaluating the independence of the Company's directors. The Board undertakes an annual review of director independence and considers transactions and relationships during the prior year between each director or any member of his or her immediate family and the Company and its affiliates, including those reported under "Certain Relationships and Related Transactions" in this proxy statement. In May 2005, as a result of this annual review, the Board affirmatively determined that a majority of the members of the Board of Directors are independent of the Company and its management under the standards set forth in the Corporate Governance Guidelines. The following directors were affirmed as independent: Greg L. Armstrong, Robert E. Beauchamp, Ben A. Guill, David D. Harrison, Roger L. Jarvis, Eric L. Mattson, Jeffery A. Smisek, and James D. Woods.

Lead Director

The non-management members of the Board of Directors have appointed Robert E. Beauchamp as Lead Director. The Lead Director is responsible for developing the agenda for, and presiding over the executive sessions of, the Board's non-management directors, and for acting as principal liaison between the non-management directors and the chief executive officer on matters dealt with in executive session.

Policies on Business Ethics and Conduct

The Company has a long-standing Business Ethics Policy. In April 2003, the Board adopted the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers. These codes are designed to focus the Board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help to foster a culture of honesty and accountability. As set forth in the Corporate Governance Guidelines, the Board may not waive the application of the Company's policies on business ethics and conduct for any Director or Executive Officer. Copies of the Code of Business Conduct and Ethics For Members of the Board of Directors and Executive Officers and the Code of Ethics for Senior Financial Officers which were included as Appendixes V and VI to the Proxy Statement for the 2003 Annual Meeting of Stockholders, are available on the Company's website, www.natoil.com, under the Investor Relations/Corporate Governance section.

Communications with Directors

The Board has provided a process for interested parties to communicate with our non-management directors. Parties wishing to communicate confidentially with our non-management directors may do so by calling 1-800-372-3956. This procedure is described on the Company's website, www.natoil.com, in the Investor Relations/Corporation Governance section. Calls to this number will be answered by an independent, automated system 24 hours a day, 365 days a year. A transcript of the call will be delivered to a member of the Audit Committee. Parties wishing to send written communications to the Board, other than sales-related communications, should send a letter addressed to the member or members of the Board to whom the communication is directed, care of the Secretary, National Oilwell Varco, Inc., 10000 Richmond Avenue, Houston, Texas, 77042. All such communications will be forwarded to the Board member or members specified.

Director Attendance at Annual Meetings

The Company does not have a formal policy with respect to director attendance at annual stockholder meetings. In 2004, all members of the Board were in attendance at the annual meeting.

EXECUTIVE OFFICERS

The following persons are our current executive officers. The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board of Directors. None of the executive officers, directors, or nominees for director has any family relationships with each other.

Name	Age	Position	Biography
John F. Lauletta (1)	60	Chairman of the Board	Mr. Lauletta has been a Director of the Company since March 2005. Until the effective time of the Merger, Mr. Lauletta served as Varco's Chief Executive Officer since January 1, 2003, Varco's Chairman of the Board since May 2003 and served on Varco's board of directors since April 1996. From April 1996 until May 2003, Mr. Lauletta served as Varco's President. From May 2000 until January 2003, Mr. Lauletta was Varco's Chief Operating Officer, and from April 1996 until May 2000, he was Varco's Chief Executive Officer. All references to Varco include references to its predecessor corporation Tuboscope Inc. Mr. Lauletta will resign as Chairman at the Annual Meeting.
Merrill A. Miller, Jr.	54	President and Chief Executive Officer	Mr. Miller has served as the Company's President since November 2000 and as Chief Executive Officer since May 2001. Mr. Miller served as Chairman of the Board from May 2002 through March 11, 2005. He served as the Company's Chief Operating Officer from November 2000 through March 11, 2005. He has served in various senior executive positions with National Oilwell since February 1996. Mr. Miller will succeed Mr. Lauletta as Chairman.
Robert Blanchard	44	Vice President, Corporate Controller and Chief Accounting Officer	Mr. Blanchard has served as the Company's Vice President, Corporate Controller and Chief Accounting Officer since May, 2005. Mr. Blanchard as Controller of Varco from 1999 and as its Vice President from 2002 until the Merger.
Kenneth L. Nibling	54	Vice President – Human Resources	Mr. Nibling has served as the Company's Vice President – Human Resources since March 2005. He served as Varco's Vice President-Human Resources and Administration from December 1991 until the Merger.

Name	Age	Position	Biography
Kevin Neveu	44	President – Rig Technology	Mr. Neveu has served as President – Rig Technology since March 2005. He served as President of National Oilwell's Rig Solutions – Western Hemisphere from May 2003 to March 2005 and as President of our Downhole Tools Group from June 2000 to May 2003, and from 1999 to 2000 as Vice President and Managing Director of Downhole Tools.
Mark Reese	46	President – Expendable Products	Mr. Reese has served as President – Expendable Products since January 2004. He served as President of the Company's Mission Products Group from August 2000 to January 2004. From May 1997 to August 2000 he was Vice President of Operations for the Company's Distribution Services Group.
Dwight W. Rettig	44	Vice President and General Counsel	Mr. Rettig has served as the Company's Vice President and General Counsel since February 1999, and from February 1998 to February 1999 as General Counsel of the Company's Distribution Services Group.
Haynes B. Smith, III	54	President – Services	Mr. Smith has served as President – Services since March 2005. From May 2000 until the Merger, Mr. Smith served as President-Varco Services Group. From July 1996 to May 2000, he was Varco's Vice President-Western Hemisphere Operations.
Clay C. Williams	42	Senior Vice President and Chief Financial Officer	Mr. Williams has served as the Company's Senior Vice President and Chief Financial Officer since March 2005. He served as Varco's Vice President and Chief Financial Officer from January 2003 to March 11, 2005. From May 2002 until January 2003, Mr. Williams served as Varco's Vice President Finance and Corporate Development. From February 2001 until May 2002, and from February 1997 until February 2000, he served as Varco's Vice President—Corporate Development.

(1) Mr. Lauletta has resigned as Chairman of the Board effective the date of the 2005 Annual Meeting.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners

Based on information filed with the SEC as of the most recent practicable date, this table shows the number and percentage of shares beneficially owned by owners of more than five percent of the outstanding shares of the stock of National Oilwell at December 31, 2004. The number and percentage of shares beneficially owned is based on 85,995,266 shares outstanding as of December 31, 2004. The Company does not have any information available to it at this time regarding shares beneficially owned by owners of more than five percent of the outstanding shares of the stock of National Oilwell Varco after the Merger.

5% Owners	No. of Shares	Percent of Class
FMR Corp.[1][2] 82 Devonshire Street Boston, MA 02109	12,892,572	14.99%
First Pacific Advisors, Inc.[3] 11400 West Olympic Boulevard – Suite 1200 Los Angeles, CA 90064	6,087,400	7.08%
Neuberger Berman Inc.[4] Neuberger Berman, LLC 605 Third Avenue New York, NY 10158-3698	5,878,541	6.84%
Fred Alger Management, Inc.[5] Fred M. Alger III 111 Fifth Avenue New York, NY 10003	4,818,131	5.60%

[1]Shares owned at December 31, 2004, as reflected in Amendment No. 6 to Schedule 13G filed with the SEC on February 15, 2005. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. ("FMR") is the beneficial owner of 12,095,297 shares as a result of acting as investment adviser to various investment companies (the "Funds"). Edward C. Johnson 3d, Chairman of FMR, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 12,095,297 shares owned by the Funds. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR, is the beneficial owner of 773,475 shares as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR, through its control of FMTC, each has sole dispositive power over 773,475 shares and sole power to vote or to direct the voting of 773,475 shares owned by the institutional account(s). Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR, representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson, a Director of FMR, owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is Chairman of FMR and Abigail P. Johnson is a Director of FMR. The Johnson family group and all other Class B Shareholders have entered into a shareholders' voting

agreement under which all Class B shares will be voted in accordance with the majority vote of Class B Shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Fidelity International Limited and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 23,800 shares.

(2)On February 14, 2005, FMR Corp. filed a Schedule 13G/A with the SEC disclosing beneficial ownership of 14,670,104 shares of Varco common stock. In connection with the Merger on March 11, 2005, each share of Varco common stock was exchanged for .8363 share of the Company common stock. As of March 31, 2005, there were 172,257,132 shares of the Company's common stock outstanding.

(3)Shares owned at December 31, 2004, as reflected in Amendment Number 1 to Schedule 13G filed with the SEC on February 11, 2005. According to the filing, First Pacific Advisors, Inc. has sole voting and dispositive power with respect to none of the shares, shared voting power with respect to 2,311,000 of these shares and shared dispositive power with respect to all of these shares.

(4)Shares owned at December 31, 2004, as reflected in Amendment No. 2 to Schedule 13G filed with the SEC on February 15, 2005. According to the filing, Neuberger Berman, Inc. and Neuberger Berman, LLC. have sole voting power with respect to 80,872 of these shares, shared voting power with respect to 4,634,829 of these shares, sole dispositive power with respect to none of these shares and shared dispositive power with respect to all of these shares.

(5)Shares owned at December 31, 2004 as reflected in Schedule 13G filed with the SEC on February 11, 2005. According to the filing, Fred Alger Management, Inc. and Fred M. Alger III have sole voting and dispositive power with respect to all of these shares and shared voting and dispositive power with respect to none of these shares.

Security Ownership of Management

This table shows the number and percentage of shares of the Company's stock beneficially owned as of June 8, 2005 by each of our current directors and executive officers and by all current directors and executive officers as a group. The number and percentage of shares beneficially owned is based on 172,678,564 shares outstanding as of June 8, 2005. Beneficial ownership includes any shares as to which the director or executive officers has the right to acquire within 60 days of June 8, 2005 through the exercise of any stock option warrant or other right. Each stockholder has sole voting and investment power, or shares these powers with his spouse, with respect to the shares beneficially owned.

	Shares Beneficially Owned		
Name of Individual	**Number of Common Shares**[1]	**Outstanding Options Exercisable Within 60 Days**	**Percent of Class***
Greg L. Armstrong	1,672	0	*
Robert E. Beauchamp	1,250	5,000	*
Robert Blanchard	1,069	6,942	*
Ben A. Guill	11,157	21,870	*
David D. Harrison	2,000	5,000	*
Roger L. Jarvis	0	12,500	*
John F. Lauletta	5,890	111,812	*
Eric L. Mattson	8,410	24,250	*
Merrill A. Miller, Jr.	164,339	33,333	*
Kevin A. Neveu	0	0	*
Kenneth L. Nibling	2,607	15,193	*
Mark A. Reese	1,485	0	*
Dwight W. Rettig	0	0	*
Jeffery A. Smisek	6,278	20,905	*
Haynes B. Smith	21,387	36,185	*
Clay C. Williams	20,023	87,725	*
James D. Woods	4,878	0	*
All current directors and executive officers as a group (17 persons)	252,445	380,715	*

*Less than 1 percent.
[1]Includes shares deemed held by executive officers and directors in the Company's 401(k) plans and deferred compensation plans.

EXECUTIVE COMPENSATION

The following table sets forth for the years ended December 31, 2004, 2003 and 2002 the compensation paid by the Company to its Chief Executive Officer and four other most highly compensated executive officers (the "Named Executive Officers") serving in such capacity at December 31, 2004.

SUMMARY COMPENSATION TABLE

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Underly-ing Options/ SARs (#)	LTIP Payouts ($)	All Other Compen-sation ($) [1]
Merrill A. Miller, Jr.	2004	571,635	443,325	-	-	100,000	-	18,187
President and CEO	2003	451,923	46,706	-	-	50,000	-	14,250
	2002	325,000	-	-	-	70,000	-	17,938
Steven W. Krablin[2]	2004	404,231	235,123			50,000	-	27,684
Sr. Vice President	2003	339,231	26,295	-	-	40,000	-	13,684
and CFO	2002	280,000	-	-	-	40,000	-	19,600
Gary Stratulate[3]	2004	265,738	154,568	-	-	30,000	-	93,083 [4]
Group President	2003	255,895	19,835	-	-	30,000	-	3,293
Rig Solutions Eastern Hemisphere	2002	255,895	-	-	-	20,000	-	10,826
Kevin A. Neveu[5]	2004	244,808	142,394	-	-	30,000	-	15,375
Group President	2003	217,308	16,844	-	-	30,000	-	4,370
Rig Solutions Western Hemisphere	2002	175,000	-	-	-	20,000	-	13,125
Mark A. Reese	2004	248,462	144,519	-	-	30,000	-	15,425
Group President	2003	196,154	15,204	-	-	30,000	-	78,867
Expendable Products	2002	175,000	-	-	-	20,000	-	14,875

[1]These amounts include:

(a)The Company's cash contributions for 2004 under the National-Oilwell Retirement and Thrift Plan, a defined contribution plan, on behalf of Mr. Miller - $14,350; Mr. Krablin - $9,904; Mr. Stratulate - $14,350; Mr. Neveu - $15,375; and Mr. Reese - $15,425.

(b)The Company's cash contributions for 2004 under the National-Oilwell Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Miller - $3,837; Mr. Krablin - $17,780; and Mr. Stratulate - $930.

[2]At the effective time of the Merger, Mr. Krablin ceased service as Sr. Vice President and CFO. His employment was terminated effective April 1, 2005.

[3]In connection with the organization of the Company following the Merger, the position of Group President Rig Solutions – Eastern Hemisphere was eliminated. Mr. Stratulate remains in the employ of the Company.

[4]Includes $77,803 of taxable tuition related to Mr. Stratulate's participation in Harvard Business School's Advanced Management Program.

[5]Mr. Neveu has served as President of the Company's Rig Technologies Group since March 2005.

Grants of Options/SAR's in Last Fiscal Year

The following table provides information concerning stock options granted to Named Executive Officers during the fiscal year ended December 31, 2004. The Company has granted no stock appreciation rights.

	2004 Option Grants				Gains Based on Assumed Rates of Stock Price Appreciation for Option Term	
	Options Granted	Percent of 2004 Employee Option Grants	Exercise Price per Share ($)	Expiration Date	Assumed Rate 5% ($)	Assumed Rate 10% ($)
Merrill A. Miller, Jr.	100,000	9.2%	28.22	03/12/14	1,774,741	4,497,541
Steven W. Krablin (1)	50,000	4.6%	28.22	02/15/13	887,370	2,248,771
Gary Stratulate	30,000	2.8%	28.22	02/15/13	532,422	1,349,262
Kevin A. Neveu	30,000	2.8%	28.22	02/15/13	532,422	1,349,262
Mark A. Reese	30,000	2.8%	28.22	02/15/13	532,422	1,349,262

(1) At the effective time of the Merger, Mr. Krablin ceased service as Sr. Vice President and CFO. His employment was terminated effective April 1, 2005.

The option exercise price per share is equal to the fair market value of a share of Common Stock on the date of grant. The grants have terms of ten years from the date of grant and vest in three equal annual installments beginning one year from the date of grant.

Option Exercises and Year-End Option Values

The following table provides information about option exercises by the Named Executive Officers during 2004 and the value of unexercised options held by them at December 31, 2004.

	2004 Stock Option Exercises		Number of Unexercised Options at December 31, 2004		Value of Unexercised in-the-money Options at December 31, 2004	
	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Merrill A. Miller, Jr.	0	$ -	157,035	156,668	$ 1,598,708	$ 1,603,088
Steven W.Krablin (1)	89,469	1,424,794	114,709	90,001	1,128,400	980,983
Gary Stratulate	0	-	56,774	56,667	903,944	626,839
Kevin A. Neveu	13,333	230,350	22,584	56,667	189,110	626,839
Mark A. Reese	27,765	280,737	9,629	56,667	-	626,839

(1) At the effective time of the Merger, Mr. Krablin ceased service as Sr. Vice President and CFO. His employment was terminated effective April 1, 2005.

The Company made no awards during 2004 under any Long-Term Incentive Plan, nor did the Company at December 31, 2004 have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation and years of service. However, the Company has assumed defined benefit plans in connection with prior acquisitions but none of our named executive officers as of December 31, 2004 was eligible to participate in these plans.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

The Company entered into employment agreements on January 1, 2002 with Messrs. Miller and Krablin. Under the employment agreements, Messrs. Miller and Krablin are provided base salaries, currently set at $600,000 and $400,000, respectively. The employment agreements also entitle them to receive an annual bonus and to participate in the Company's incentive, savings and retirement plans. The agreements each have a term of three years and are automatically extended on an annual basis. The agreements provide for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees. In addition, the agreements contain certain termination provisions. If the employment relationship is terminated by the Company for any reason other than (i) voluntary termination; (ii) termination for cause (as defined); (iii) death; or (iv) long-term disability; or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive three times the sum of his current base salary plus the highest annual bonus received by the employee over the preceding three-year period, three times the amount equal to the total of the employer matching contributions under the Company's Retirement and Thrift Plan and Supplemental Savings Plan, and three years participation in the Company's welfare and medical benefit plans. The employee shall have the right, during the 60-day period after such termination, to elect to surrender all or part of any stock options held by the employee at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the cost of the option and the highest reported per share sales price during the 60-day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant. Under the agreements, termination by the employee for "Good Reason" means (i) the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the employee's position, authority, duties or responsibilities; (ii) a failure by the Company to comply with the terms of the agreement; or (iii) the requirement of the employee to relocate or to travel to a substantially greater extent than required at the date of the agreement. In addition, compensation will be "grossed up" for any excise tax imposed under Section 4999 of the Internal Revenue Code as a result of any payment or benefit provided to Messrs. Miller or Krablin under the employment agreements. The agreements also contain restrictions on competitive activities and solicitation of our employees for three years following the date of termination.

Mr. Krablin, whose employment was terminated effective April 1, 2005 in connection with the Merger, has received $2,174,050 related to the severance payment under his employment contract and $1,792,476 related to the value of unexercisable options that became exercisable. In addition, Mr. Krablin will receive the above-described benefits as a result of his termination.

We entered into employment agreements on January 1, 2002 with Messrs. Neveu and Reese that contain certain termination provisions. Under the employment agreements, Messrs. Neveu and Reese are provided base salary, currently set at $250,000 each. The agreements have a one-year term and are automatically extended on an annual basis. The agreements also provide for participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by The Company for any reason other than (i) voluntary termination; (ii) termination for cause (as defined); (iii) death; or (iv) long-term disability; or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive the sum of his current base salary plus the highest annual bonus he would be entitled to earn under the current year incentive plan and an amount equal to the total of the employer matching contributions under the Company's Retirement and Thrift Plan and Supplemental Savings Plan, and one year's participation in the Company's welfare and medical benefit plans. The agreements also contain restrictions on competitive activities and solicitation of our employees for one year following the date of termination.

We entered into an employment agreement with Mr. Stratulate in connection with the June 28, 2000 merger between the Company and IRI International Corporation. Under the employment agreement, Mr. Stratulate is provided a base salary currently set at $255,895. The agreement also provides for participation in employee incentive plans, and employee benefits as generally provided to all employees. The agreement automatically extends for one year on an annual basis. If Mr. Stratulate's employment is involuntarily terminated at any time without cause, he will have the right to receive a lump sum payment of 150% of his base salary. The agreement also contains restrictions on competitive activities and solicitation of our employees for one year following the date of termination.

Additionally, the Company's stock option agreements provide for full vesting of unvested outstanding options in the event of a change of control of the Company and a change in the optionee's responsibilities following a change of control.

Lauletta Termination. Mr. Lauletta's employment will terminate effective June 30, 2005. Since his termination is within 24 months of the [Merger] and for a Good Reason, as defined in his employment agreement, Mr. Lauletta is entitled to receive the following severance compensation and benefits: (a) a lump sum cash payment equal to three times the sum of his (i) base salary, (ii) his annual bonus at expected value, (iii) the annual contributions expected under the Company's 401(k) Plan and Deferred Compensation Plan, (iv) the expected costs of the medical and dental benefits (based on the cost sharing arrangement in place on the date of termination), and (v) certain automobile costs (grossed-up for taxes); (b) a lump sum cash payment equal to the sum of (i) his annual bonus for 2005 at the higher of its expected value or actual results during the year of termination, which is pro-rated to his date of termination and (ii) 15% of his base salary; (c) full vesting of all accrued benefits under the Company's SERP (with certain enhanced benefits), deferred compensation plan and retiree medical plan, as applicable, all restricted stock awards, and an extended exercise period for his stock options; (d) payment of awards earned under any intermediate or long-term bonus plan; and (e) a parachute tax gross-up payment so that Mr. Lauletta receives the same amount after tax that he would have received had none of these payments been subject to the 20% excise tax applicable to "parachute payments." The amount of the cash payments to be made to Mr. Lauletta is estimated to be $4.0 million.

Certain Relationships and Related Transactions

We transact business with companies with which certain of our Directors are affiliated. All transactions with these companies are on terms competitive with other third party vendors, and none of these is material either to us or any of these companies.

Compensation Committee Report on Executive Compensation

National Oilwell Varco's executive compensation program is administered by the Compensation Committee of the Board of Directors. The committee establishes specific compensation levels for the Company's executive officers and administers the Company's stock award plans. The Compensation Committee's philosophy regarding executive compensation is to design a compensation package that will attract and retain key executives focused on the Company's annual growth and long-term strategy. The committee's objective is to provide compensation packages for key executives that offer compensation opportunities in the median range of oilfield service companies with a similar market capitalization. Data sources included industry survey groups, national survey databases, proxy disclosures and general trend data, which are updated annually.

Components of the executive compensation program for 2004 were base salary, participation in the Company's annual cash incentive plan and the grant of non-qualified stock option awards.

Base Salary. Salary levels are based on factors including individual performance, level and scope of responsibility and competitive salary levels within the industry. The Company does not give specific weights to these factors. The committee determines median base salary levels by a comprehensive review of information provided in proxy statements filed by oilfield service companies with similar market capitalizations monitored in the Simmons & Company International Oilfield Service Monthly Performance and Valuation Guide. Each executive is reviewed individually on an annual basis. Salary adjustments are based on the individual's experience and background, the individual's performance during the prior year, the general movement of salaries in the marketplace, our financial position and the recommendations of our chief executive officer. As a result of these factors, an executive's base salary may be above or below the targeted median at any point in time. Based on the Company's positive financial results and the criteria for the salary determinations, the Company's named executive officers, other than its chief executive officer, received the following salary increases: Mr. Krablin – from $350,000 to $400,000; Mr. Neveu – from $225,000 to $250,000; and Mr. Reese – from $200,000 to $250,000.

Annual Incentive Awards. Substantially all exempt employees, including executive officers, participated in the Company incentive plan in 2004, aligning a portion of each employee's cash compensation with Company performance against a predetermined operating income target. As in prior years, the incentive plan provided for cash awards if objectives related to the Company's financial performance were met, and participant award opportunities varied depending upon individual levels of participation. Payouts were calculated by multiplying the increase in operating profit over a pre-determined level based on the Company's financial plan by the participant's base salary multiplied by the participant's participation level. The chief executive officer's participation level was 100%, and the executive officers' participation level was 75%. The Company had to achieve an established minimum operating profit target before awards were earned by any employees, including executive officers, with higher levels of performance resulting in increased payments based upon an established progression. Additionally, certain key executives including all executive officers were subject to a 25% maximum bonus adjustment if a predetermined capital employed target was under- or over-achieved.

Based on the Company's positive financial results and the criteria for the 2004 incentive plan, bonus awards were made to the Company's named executive officers, other than its chief executive officer, as follows: Mr. Krablin - $235,123; Mr. Stratulate - $154,568; Mr. Neveu - $142,394; and Mr. Reese - $144,519.

Long-Term Incentive Compensation. The primary purpose of our long-term incentive compensation is to provide our executive officers with a longer-term perspective in their managerial responsibilities. This component of an executive officer's compensation directly links the officer's interests with those of our other stockholders. In addition, long-term incentives encourage management to focus on our long-term development and prosperity in addition to annual operating profits. Our primary form of long-term incentive compensation is through stock option grants.

The goal of the stock option program is to provide a compensation program that is competitive within the industry while directly linking a significant portion of the executive's compensation to the enhancement of stockholder value. The ultimate value of any stock option is based solely on the increase in value of the shares of our common stock over the grant price. Accordingly, stock options have value only if our stock price appreciates from the date of grant. This at-risk component of compensation focuses executives on the creation of stockholder value over the long-term. We grant stock options to the Company's key executives based on competitive grants within the industry. Our executives are eligible to receive stock options annually with other key managers becoming eligible on a discretionary basis. Eligibility for an award does not ensure receipt of a stock option award. Options are granted at the then-current market price and generally vest in equal annual installments over a three-year period, and have a ten-year term subject to earlier termination. Based on the foregoing, options were granted to the Company's named executive officers, other than its chief executive officer, as follows: Mr. Krablin - 50,000; Mr. Stratulate – 30,000; Mr. Neveu – 30,000; and Mr. Reese – 30,000.

Other Compensation. Our executive officers participate in the Company's retirement and savings plans and post-retirement programs such as retiree medical on the same basis as other similarly-situated employees. The Company "matches" certain employee contributions to its Retirement and Thrift Plan and its Supplemental Savings Plan with cash contributions. Company matching amounts for the named executive officers are included under the caption "All Other Compensation" in the Summary Compensation Table on page 24.

Section 162(m). Section 162(m) of the Code currently imposes a $1 million limitation on the deductibility of certain compensation paid to our five highest paid executives. Excluded from the limitation is compensation that is "performance based." For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by stockholders. Although the Compensation Committee takes the requirements of Section 162(m) into account in designing executive compensation, there may be circumstances when it is appropriate to pay compensation to our five highest paid executives that does not qualify as "performance based compensation" and thus is not deductible by us for federal income tax purposes.

Compensation of the Chief Executive Officer. Components of Mr. Miller's compensation for 2004 were consistent with those for executive officers as described above and included base salary, participation in the incentive plan and the grant of stock options. In considering Mr. Miller's salary level, the committee annually reviews the compensation level of chief executive officers by oilfield service companies monitored by the Simmons & Company International Oilfield Service Monthly Performance and Valuation Guide and considers Mr. Miller's individual performance and success in achieving the Company's strategic objectives. In 2004, based on this review, Mr. Miller's base salary was increased from $475,000 to $600,000, he received an option to purchase 100,000 shares of National Oilwell Varco common stock and he was awarded a bonus of $443,325.

Members of the Compensation Committee

James D. Woods, Committee Chairman
Robert E. Beauchamp
Ben A. Guill
Jeffery A. Smisek

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock to the S&P 500 Index, the S&P Oil & Gas Equipment & Services Index, and to a self-constructed peer group of similar companies in the oilfield service industry (including BJ Services Company, Cooper Cameron Corporation, Smith International, Inc., and Varco International Inc.). On March 11, 2005, Varco merged with and into National Oilwell, and National Oilwell Varco will cease using the self-constructed peer group going forward. The total shareholder return assumes $100 invested on December 31, 1999 in National Oilwell Varco, the S&P 500 Index, the S&P Oil & Gas Equipment & Services Index and the peer group. It also assumes reinvestment of all dividends. The peer group is weighted based on the market capitalization of each company. The results shown in the graph below are not necessarily indicative of future performance.


300
250
200
150
100
50
0
Dollars
12/99
12/00
12/01
12/02
12/03
12/04
National Oilwell Varco, Inc.
S&P 500
S&P Oil & Gas Equipment & Services
Peer Group

	Cumulative Total Return					
	12/99	12/00	12/01	12/02	12/03	12/04
National Oilwell Varco	100	247	131	139	142	225
S&P 500	100	91	80	62	80	89
S&P Oil & Gas Equipment & Services	100	134	119	129	142	130
Peer Group	100	151	119	129	142	181

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules of the SEC require that the Company disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors, executive officers, and beneficial owners of more than ten percent of the Company's stock. The Company has undertaken responsibility for preparing and filing the stock ownership forms required under Section 16(a) of the Exchange Act on behalf of its officers and directors. Based upon a review of forms filed and information provided by the Company's officers and directors, we believe that all Section 16(a) reporting requirements were met during 2004.

STOCKHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING

If you wish to submit proposals to be included in our 2006 proxy statement, we must receive them on or before February 17, 2006. Please address your proposals to: **M. Gay Mather, Vice President and Secretary, National Oilwell Varco, Inc., 10000 Richmond Avenue—6th Floor, Houston, Texas 77042.**

If you wish to submit proposals at the meeting that are not eligible for inclusion in the proxy statement, you must give written notice no later than May 3, 2006 to: **M. Gay Mather, Vice President and Secretary, National Oilwell Varco, Inc., 10000 Richmond Avenue—6th Floor, Houston, Texas 77042.** If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell Varco's by-laws and the rules and regulations of the SEC.

ANNUAL REPORT AND OTHER MATTERS

At the date this proxy statement went to press, we did not know of any other matters to be acted upon at the meeting other than the election of directors as discussed in this proxy statement. If any other matter is presented, proxy holders will vote on the matter in accordance with their best judgment.

National Oilwell Varco's 2004 Annual Report on Form 10-K filed on March 8, 2005 is included in this mailing, but is not considered part of the proxy solicitation materials.

By order of the Board of Directors,

/s/ M. Gay Mather

M. Gay Mather
Vice President and Secretary

Houston, Texas
June 17, 2005

Appendix A

Annual Report to Stockholders

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark one)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12317

NATIONAL-OILWELL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**76-0475815**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

10000 Richmond Avenue
Houston, Texas
77042-4200

(Address of principal executive offices)

(713) 346-7500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01	**New York Stock Exchange**
(Title of Class)	*(Exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES √ NO ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [√] No [ ]

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2004 was $2.7 billion. As of March 1, 2005, there were 86,187,403 shares of the Company's common stock ($0.01 par value) outstanding.

Documents Incorporated by Reference

Portions of the Proxy Statement in connection with the 2005 Annual Meeting of Stockholders are incorporated in Part III of this report.

Item 1. Business

GENERAL

National Oilwell designs, manufactures and sells comprehensive systems, components, and equipment used in oil and gas drilling and production, as well as distributes products and provides services to the exploration and production segment of the oil and gas industry.

Our Products and Technology segment designs and manufactures complete land drilling and workover rigs, as well as drilling related systems for offshore rigs. Technology has increased the desirability of one vendor assuming responsibility for the entire suite of components used in the drilling process, as mechanical and hydraulic components are replaced by or augmented with integrated computerized systems. In addition to traditional components such as drawworks (the hoisting winch used to raise and lower drill pipe), mud pumps (used to circulate drilling fluids), top drives (used to turn drill pipe), derricks, cranes, jacking and mooring systems (used to raise and lower offshore jackup drilling rigs and anchor floating drilling rigs), and other structural components, we provide automated pipehandling, control and electrical power systems. We have also developed new technology for drawworks and mud pumps applicable to the highly demanding offshore markets.

Non-capital revenue sources within our Products and Technology segment include drilling motors and specialized downhole tools that are sold or rented, spare parts and service on the large installed base of our equipment, expendable parts for mud pumps and other equipment, and smaller downhole, progressive cavity and transfer pumps.

Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations throughout North America and to offshore contractors worldwide. Increasingly, this business also is expanding to locations outside North America, including the Middle East, Southeast Asia, and South America. Using our information technology platforms and processes, we can provide complete procurement, inventory management, and logistics services to our customers.

BUSINESS STRATEGY

National Oilwell's business strategy is to enhance its market positions and operating performance in the upstream oil and gas business by:

Leveraging our Capital Equipment Installed Base

We believe our market position and comprehensive product offering present substantial opportunities to capture a significant portion of expenditures for the construction of new drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment. Over the next few years, the advanced age of the existing fleet of drilling rigs, coupled with drilling activity involving greater depths and extended reach, is expected to generate demand for new equipment. National Oilwell's automation and control systems offer the potential to improve the performance of new and existing drilling rigs. The large installed base of our equipment also provides recurring demand for spare parts and expendable products necessary for proper and efficient operation.

Expanding our Non-Capital Products Business

Our non-capital equipment revenues continue to represent approximately half of our products and technology business. We rent and sell high-performance drilling motors and downhole tools and manufacture certain expendable products and spare parts needed in the drilling and production process. We believe additional expansion in the non-capital upstream oil and gas industry would be beneficial to our business and our customers.

Furthering our Information Technology and Process Improvement Strategy

National Oilwell has developed an integrated information technology and process improvement strategy to enhance procurement, inventory management and logistics activities. As a result of the need to improve industry efficiency, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers to achieve cost and capital improvements. We believe we are well positioned to provide these services as a result of our:

- large and geographically diverse network of distribution service centers in major oil and gas producing areas;
- strong relationship with a large community of industry suppliers;
- knowledge of customer's procurement processes, supplier's capabilities and product's performance; and
- information systems that offer customers and suppliers enhanced capabilities.

In addition, the integration of our distribution expertise, extensive network and growing base of customer alliances provides an increased opportunity for cost-effective marketing of our manufactured parts and equipment.

Continuing our Acquisitions Strategy

We believe the oilfield service and equipment industry will continue to experience consolidation as businesses seek to align themselves with other market participants in order to gain access to broader markets and integrated product offerings. Since 1997, we have completed forty-two acquisitions and plan to continue to participate in this consolidation trend. The aggregate effect of these acquisitions has positively impacted our ability to provide complete drilling equipment systems to our customers.

OPERATIONS

Products and Technology

National Oilwell designs, manufactures and sells drilling systems and components for both land and offshore drilling rigs as well as complete land drilling and well servicing rigs. Mechanical components include drawworks, mud pumps, top drives, solids control equipment (used to remove particulates from drilling fluids), traveling equipment (hooks and blocks used to hoist and lower drill pipe) and rotary tables (used to rotate drill pipe). These components are essential to pump fluids and hoist, support and rotate the drill string. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling operations. This equipment is installed on new rigs and often replaced during the upgrade and refurbishment of existing rigs.

We design and manufacture masts, derricks and substructures for use on land rigs and on fixed and mobile offshore platforms suitable for drilling applications to depths of up to 30,000 feet or more. Other products include cranes, jacking and mooring systems, reciprocating and centrifugal pumps and fluid end expendables for all major manufacturers' pumps. Our business includes the sale of replacement parts for our own manufactured machinery and equipment.

We also design and manufacture electrical systems and control and data acquisition systems for drilling related operations and automated and remotely controlled machinery for drilling rigs. Our control systems can control and monitor many simultaneous operations on a drilling rig and often form the basis for our state-of-the-art driller's cabin. Our automated pipe handling system provides an efficient and cost effective method of joining lengths of drill pipe or casing, as does our iron roughneck. These and similar technologically advanced products can greatly improve the safety on rigs, often by reducing the number of persons working on the drilling floor.

While offering a complete line of conventional rigs, National Oilwell has extensive experience in providing rig designs to satisfy requirements for harsh or specialized environments. Such products include drilling and well servicing rigs designed for the Arctic, highly mobile drilling and well servicing rigs for jungle and desert use, modular well servicing rigs for offshore platforms and modular drilling facilities for North Sea platforms. We also design and produce fully integrated drilling equipment packages for offshore rigs.

National Oilwell designs and manufactures drilling motors, drilling jars and specialized drilling tools for rent and sale. We also design and manufacture a complete line of fishing tools, used to remove objects stuck in the wellbore, and progressive cavity pumps.

Distribution Services

National Oilwell provides distribution services through its network of 147 distribution service centers. National Oilwell's distribution service centers are located throughout the oil and gas producing regions of North America, with 90 in the United States, 41 in Canada, and the remainder in various international locations. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for our proprietary equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, our distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support. In addition, we believe we have a competitive advantage in the distribution services business by distributing products manufactured by us and from the association of this business with our Products and Technology segment.

The supplies and equipment stocked by our distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items.

Most drilling contractors and oil and gas companies typically buy supplies and equipment pursuant to non-exclusive contracts, which normally specify a discount from list price for each product or product category. Our goal is to create strategic alliances with our customers whereby we become the customer's primary supplier of those items. In certain cases, we assume responsibility for procurement, inventory management and product delivery for the customer, occasionally by working directly out of the customer's facilities.

We believe e-commerce brings a significant advantage to larger companies that are technologically proficient. Our e-commerce system can interface directly with customers' systems to maximize efficiencies for us and for our customers. We believe we have an advantage in this effort due to our investment in technology, geographic size, knowledge of the industry and customers, existing relationships with vendors and existing means of product delivery.

Marketing

Substantially all of our capital equipment and spare parts sales, and a large portion of our smaller pumps and parts sales, are made through our direct sales force and distribution service centers. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. Our downhole products are generally rented and sold worldwide through our own sales force and through commissioned representatives. Distribution sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

Competition

The oilfield services and equipment industry is highly competitive and our revenues and earnings can be affected by price changes, introduction of new technologies and products and improved availability and delivery. Our Products and Technology business segment competes with several companies in North America that have drilling products that compete directly with certain of our products. Our Distribution Services business segment competes with various smaller regional competitors who may have strong direct ties with smaller or decentralized drilling and production companies and other multinational distribution companies on the basis of service and price. None of these competing companies dominate in any of the business segments or geographic areas in which we operate.

Manufacturing and Backlog

National Oilwell has manufacturing facilities located in the United States, Canada, England, France, Norway and China. The manufacture of parts or purchase of components is sometimes outsourced to qualified subcontractors. The manufacturing operations require a variety of components, parts and raw materials which we purchase from multiple commercial sources. We have not experienced and do not expect any significant delays in obtaining deliveries of materials.

Sales of products are made on the basis of written orders and oral commitments. Our backlog for equipment at recent year-ends has been:

December 31, 2004	$605 million
December 31, 2003	339 million
December 31, 2002	364 million

Distribution Suppliers

National Oilwell obtains products sold by its Distribution Services business from a number of suppliers, including our own Products and Technology segment. No single supplier of products is significant to our operations. We have not experienced and do not expect a shortage of products that we sell.

Engineering

National Oilwell maintains a staff of engineers and technicians to:

- design and test new products, components and systems for use in drilling and pumping applications;

- enhance the capabilities of existing products; and
- assist our sales organization and customers with special projects.

Our product engineering efforts focus on developing technology to improve the economics and safety of drilling and production processes, and to emphasize technology and complete drilling solutions.

Patents and Trademarks

National Oilwell owns or has a license to use a number of patents covering a variety of products. Although in the aggregate these patents are of importance, we do not consider any single patent to be of a critical or essential nature. In general, our business has historically relied upon technological capabilities, quality products and application of expertise rather than patented technology.

Employees

As of December 31, 2004, we had a total of 7,550 employees, 4,630 of whom were salaried and 2,920 of whom were paid on an hourly basis. Of this workforce, 1,575 employees are employed in Canada, 790 in Norway, 450 in the United Kingdom and 800 in other locations outside the United States. In addition, we also had approximately 1,215 employees in our joint venture operation in Lanzhou, China.

Available Information Regarding our SEC Filings

Our corporate offices are located at 10000 Richmond Avenue, Houston, Texas 77042-4200. Our phone number at that location is (713) 346-7500 and our Internet address is www.natoil.com. Information we make public about our company, including all SEC required filings, is available to you, free of charge, at our Internet address. Our Code of Ethics is also posted on our website.

RISK FACTORS

You should carefully consider the risks described below, in addition to other information contained or incorporated by reference herein. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to the Merger and the Related Transactions

On August 11, 2004, we agreed to combine our businesses with Varco International, Inc. by merging Varco with and into National Oilwell, with National Oilwell continuing as the surviving corporation. Consummation of the merger requires approval by the stockholders of both companies and also approval from various regulatory agencies. We anticipate completion of the merger during March 2005.

We may not be able to successfully integrate our operations with Varco and realize the anticipated benefits of the merger.

Achieving the benefits we expect from the merger will depend in large part on integrating our technology, operations and personnel in a timely and efficient manner to minimize the impact on customers, employees and management. Integration of the two previously independent companies will be a complex, time consuming and costly process. Failure to timely and successfully integrate these companies may have a material adverse effect on the combined company's business, financial condition and results of operations. The difficulties of combining the companies will present challenges to the combined company's management, including:

- operating a significantly larger combined company with operations in more geographic areas and with more business lines;
- integrating personnel with diverse backgrounds and organizational cultures;
- coordinating sales and marketing functions;
- retaining key employees, customers or suppliers;
- preserving the research and development, collaboration, distribution, marketing, promotion and other important relationships of National Oilwell and Varco;
- establishing the internal controls and procedures that the combined company will be required to maintain under the Sarbanes-Oxley Act of 2002; and
- consolidating other corporate and administrative functions.

The combined company will also be exposed to other risks that are commonly associated with transactions similar to the merger, such as unanticipated liabilities and costs, some of which may be material, and diversion of management's attention. As a result, we cannot assure you that we will realize any of the anticipated benefits of the merger, including anticipated cost savings, and failure to do so could adversely affect the business of the combined company after the merger.

The costs of the merger could adversely affect combined financial results.

We expect the total merger-related costs, exclusive of employee benefit costs, to be approximately $30.0 million, consisting primarily of financial advisory, legal and accounting fees, financial printing costs and other related charges. The amount of these expenses is a preliminary estimate and is subject to change. In addition, the combined company will incur certain integration costs, including, but not limited to, costs associated with consolidating administrative and operational functions and the closure of certain facilities. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to the stockholders of both companies resulting from the issuance of shares in connection with the merger, the combined company's financial results, including earnings per share, could be adversely affected.

The exchange ratio for National Oilwell common stock to be received in the merger is fixed and will not be adjusted in the event of any change in stock price.

Upon completion of the merger, each share of Varco common stock will be exchanged for 0.8363 of a share of National Oilwell common stock. This conversion number is fixed and will not be adjusted as a result of any change in the price of National Oilwell common stock or Varco common stock. In addition, neither National Oilwell nor Varco may terminate the merger agreement solely because of changes in the market price of either company's common stock.

National Oilwell stockholders will be diluted by the merger.

The merger will dilute the ownership position of the present stockholders of National Oilwell. Based on the number of shares of Varco common stock outstanding as of January 27, 2005, National Oilwell will issue to Varco stockholders approximately 82,099,809 shares of National Oilwell common stock in the merger. As a result, Varco stockholders and National Oilwell stockholders will hold approximately 49% and 51%, respectively, of the combined company's common stock outstanding after the completion of the merger, based on the common stock of National Oilwell and Varco outstanding as of January 27, 2005.

Failure to complete the merger or delays in completing the merger could negatively impact National Oilwell's stock price and future business and operations.

If the merger is not completed for any reason, National Oilwell and Varco may be subject to a number of material risks, including the following:

- We would not realize the benefits expected from becoming part of a combined company, including potentially enhanced financial and competitive position;
- National Oilwell may be required to pay Varco a termination fee of $75 million or reimburse Varco for up to $5 million in merger related expenses;
- the price of National Oilwell common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed; and
- some costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

In addition, in response to the announcement of the merger, customers may delay or defer purchasing decisions. Any delay or deferral of purchasing decisions by customers could negatively affect the business and results of operations of National Oilwell, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees of National Oilwell may experience uncertainty about their future roles with the companies until after the merger is completed or if the merger is not completed. This may adversely affect the ability of National Oilwell to attract and retain key management, marketing and technical personnel.

Furthermore, while the merger agreement is in effect, subject to certain limited exceptions, National Oilwell is prohibited from soliciting, initiating or encouraging or entering into any extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to exceptions set forth in the merger agreement. As a result of these limitations, National Oilwell may lose opportunities to enter into a more favorable transaction. Finally, if the merger is terminated and the National Oilwell board of directors determines to seek another merger or business combination, we cannot assure you that it will be able to find a transaction providing as much stockholder value as this merger.

National Oilwell and Varco could be required to divest, hold separate or license assets to complete the merger.

We cannot complete the merger until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any other applicable waiting period has expired or is otherwise terminated. On September 10, 2004, National Oilwell and Varco made the required filings relating to the merger with the FTC and the DOJ. On October 12, 2004, National Oilwell and Varco received a request for additional information and documentary material from the DOJ, which they furnished. National Oilwell and Varco have also made required filings relating to the merger with various government authorities in a number of foreign jurisdictions in which one or both companies have sufficient market presence to require filings. We continue to work with these various governmental agencies to obtain regulatory clearance to complete the merger. As a prerequisite to obtaining the expiration or termination of this waiting period, or to avoid an injunction by the Department of Justice or another governmental entity, whether foreign or domestic, National Oilwell, Varco or both companies may be required to divest, hold separate or license certain assets. Although each of National Oilwell and Varco have agreed to use their reasonable best efforts to obtain the expiration or termination of this waiting period and to obtain any other governmental clearance or approvals under federal, state or foreign antitrust laws, neither National Oilwell nor Varco is required to divest, hold separate or license any of their respective businesses, product lines or assets, take or agree to take any other action or agree to any limitation, that would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of National Oilwell or Varco.

Divestitures or licensing of assets can be time consuming and may delay or prevent completion of the proposed merger. Because there may be a limited number of potential buyers or licensees for the assets subject to divestiture or license and because potential buyers will likely be aware of the circumstances of the sale or license, these assets could be sold or licensed at prices or rates lower than their fair market values or the prices National Oilwell or Varco paid for these assets. Asset divestitures or licenses of National Oilwell's or Varco's assets could also significantly reduce the value of the combined company, eliminate potential cost savings opportunities or lessen the anticipated benefits of the merger.

Some of the directors and executive officers of National Oilwell have interests that differ in several respects from their respective stockholders.

In considering the recommendation of the board of directors of National Oilwell to adopt the merger agreement, the stockholders of National Oilwell should consider that some of their respective directors and executive officers have interests that differ from, or are in addition to, their interests as stockholders of National Oilwell generally. These interests include the expectation of being elected a director or appointed an officer of the combined company, the benefits that directors and officers may receive in connection with any acceleration of the vesting of their outstanding equity awards as a result of the merger or their terminations of service, and the potential payments that certain officers of National Oilwell may receive as a result of the merger. As a result, these officers and directors may be more likely to vote to adopt the merger agreement than if they did not hold these interests. You should consider whether these interests may have influenced these officers and directors to support or recommend the merger.

If National Oilwell or Varco fails to obtain all required consents and waivers, third parties may terminate or alter existing contracts.

Certain agreements with suppliers, customers, licensors or other business partners may require National Oilwell or Varco to obtain the approval or waiver of these other parties in connection with the merger. National Oilwell and Varco have agreed to use reasonable efforts to secure the necessary approvals and waivers. However, we cannot assure you that National Oilwell and/or Varco will be able to obtain all of the necessary approvals and waivers, and failure to do so could have a material adverse effect on the business of the combined company after the merger.

Risks Related to National Oilwell

National Oilwell is dependent upon the oil and gas industry, which may be volatile.

The oil and gas industry historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions, capital expenditures of other oilfield service companies and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital equipment will continue to be influenced by numerous factors over which we have no control, including:

- the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;

- level of production from known reserves;

- cost of exploring for and producing oil and gas;
- level of drilling activity;
- worldwide economic activity;
- national government political requirements;
- development of alternate energy sources; and
- environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors or production companies or in drilling or well servicing rig utilization rates, then demand for the products and services of the combined company after the merger will decline.

Volatile oil and gas prices affect demand for our products.

Oil and gas prices have been volatile since 1990. In general, oil prices approximated $18-22 per barrel from 1991 through 1997, experienced a decline into the low teens in 1998 and 1999, and have generally ranged between $25-50 per barrel since 2000. Spot gas prices generally ranged between $1.80-2.60 per mmbtu of gas from 1991 through 1999, then experienced severe spikes into the $10 range in 2001 and 2003. Absent occasional spikes and dips due to imbalances in supply and demand, prices have generally ranged between $4.00-6.00 per mmbtu during the last two years.

Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Industry activity and our revenues have responded slowly to the higher commodity prices that have existed since the second quarter of 2002, presumably due to concerns that these prices will not continue in the current range. Oil and gas prices, which are determined by the marketplace, may fall below a range that is acceptable to our customers, which could reduce demand for our products.

Competition in our industry could ultimately lead to lower revenues and earnings.

The oilfield products and services industry is highly competitive. National Oilwell competes with national, regional and foreign competitors in each of their current major product lines. These competitors may have greater financial, technical, manufacturing and marketing resources than National Oilwell, and may be in a better competitive position. The following competitive actions can each affect our revenues and earnings:

- price changes;
- new product and technology introductions; and
- improvements in availability and delivery.

In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which we operate have adopted policies or regulations which may give local nationals in these countries competitive advantages. Competition in our industry could lead to lower revenues and earnings.

National Oilwell has aggressively expanded its businesses, and intends to maintain an aggressive growth strategy.

National Oilwell has aggressively expanded and grown its businesses during the past several years, primarily through acquisitions. We anticipate that we will continue to pursue an aggressive growth strategy but we cannot assure you that attractive acquisitions will be available to us at reasonable prices or at all. In addition, we cannot assure you that we will successfully integrate the operations and assets of any acquired business with our own or that our management will be able to manage effectively the increased size of the combined company or operate any new lines of business. Any inability on the part of management to integrate and manage acquired businesses and their assumed liabilities could adversely affect our business and financial performance. In addition, we may need to incur substantial indebtedness to finance future acquisitions. We cannot assure you that we will be able to obtain this financing on terms acceptable to us or at all. Future acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income for the combined company, any of which could cause our business to suffer.

Our operating results have fluctuated during recent years and these fluctuations may continue.

We have experienced fluctuations in quarterly operating results in the past. We cannot assure you that we will realize expected earnings growth or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors' expectations. The following factors, in addition to others not listed, may affect our quarterly operating results in the future:

- fluctuations in the oil and gas industry;
- competition;
- the ability to effectively and efficiently integrate the operations and businesses of National Oilwell and Varco;
- the ability to service the debt obligations of the combined company;
- the ability to identify strategic acquisitions at reasonable prices;
- the ability to manage and control operating costs of the combined company;
- fluctuations in political and economic conditions in the United States and abroad; and
- the ability to protect our intellectual property rights.

There are risks associated with our presence in international markets, including political or economic instability and currency restrictions.

Approximately 44% of National Oilwell's revenues in 2004 were derived from operations outside the United States. National Oilwell's foreign operations include significant operations in Europe, the Middle East, Africa, Southeast Asia, South America and other international markets. Our revenues and operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which we operate have adopted policies, or are subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between National Oilwell and government-owned petroleum companies.

An impairment of goodwill could reduce the combined company's earnings.

National Oilwell has recorded approximately $639 million of goodwill on its consolidated balance sheet as of December 31, 2004.We currently expect to record approximately $1,579 million of goodwill upon completion of the merger with Varco, but that estimate is subject to change based upon the final number of shares of National Oilwell common stock issued at the time of closing and the final valuation of Varco's identified assets and liabilities. Consequently, following the merger, we expect that approximately $2,218 million, representing approximately 38% of the combined company's consolidated assets on a pro forma as adjusted basis, may be recorded as goodwill. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. If we were to determine that any of our remaining balance of goodwill was impaired, we would record an immediate charge to earnings with a corresponding reduction in stockholders' equity and increase in balance sheet leverage as measured by debt to total capitalization.

We could be adversely affected if we fail to comply with any of the numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our businesses.

Our businesses are subject to numerous federal, state and local laws, regulations and policies governing environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. We cannot assure you that our operations will continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to reduce or cease operations or conduct site remediation or other corrective action which could adversely impact our operations and financial condition.

Our businesses expose us to potential environmental liability.

Our businesses expose us to the risk that harmful substances may escape into the environment, which could result in:

- personal injury or loss of life;
- severe damage to or destruction of property; or
- environmental damage and suspension of operations.

Our current and past activities, as well as the activities of our former divisions and subsidiaries, could result in our facing substantial environmental, regulatory and other liabilities. These could include the costs of cleanup of contaminated sites and site closure obligations. These liabilities could also be imposed on the basis of one or more of the following theories:

- negligence;
- strict liability;
- breach of contract with customers; or
- as a result of our contractual agreement to indemnify our customers in the normal course of business, which is normally the case.

We may not have adequate insurance for potential environmental liabilities.

While we maintain liability insurance, this insurance is subject to coverage limits. In addition, certain policies do not provide coverage for damages resulting from environmental contamination. We face the following risks with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements.

Item 2. Properties

National Oilwell owned or leased approximately 268 facilities worldwide as of December 31, 2004, including the following principal manufacturing and administrative facilities:

Location	Approximate Building Space (square foot)	Description	Status
Lanzhou, China (joint venture)	1,248,000	Manufactures drilling machinery and equipment	Owned
Pampa, Texas	548,000	Manufactures drilling machinery and equipment	Owned
Houston, Texas	540,000	Manufactures downhole tools and mobile rigs	Owned
Houston, Texas	417,000	Manufactures drilling machinery and equipment	Leased
Manchester, England	244,000	Manufactures pumps and expendable parts	Owned
Carquefou, France	213,000	Manufactures offshore equipment	Owned
Houston, Texas	200,000	Manufactures braking systems and generators	Owned
Houston, Texas	184,000	Manufactures electrical power systems	Owned
Houston, Texas	178,000	Manufactures drilling components and rigs	Owned
Tulsa, Oklahoma	165,000	Manufactures pumps and expendable parts	Owned
Edmonton, Alberta, Canada	162,000	Manufactures downhole tools	Owned
Kristiansand, Norway	157,000	Manufactures drilling and offshore equipment	Owned
McAlester, Oklahoma	120,000	Manufactures pumps and expendable parts	Owned
Houston, Texas	115,000	Administrative offices	Leased
Houston, Texas	84,000	Distribution and warehousing operations	Owned
Calgary, Alberta, Canada	76,000	Manufactures coiled tubing units and wireline trucks	Owned
Molde, Norway	68,000	Manufactures marine handling equipment	Owned
Marble Falls, Texas	65,000	Manufactures drilling expendable parts	Owned
Edmonton, Alberta, Canada	61,000	Manufactures drilling machinery and equipment	Owned
Nisku, Alberta, Canada	60,000	Manufactures drilling machinery and equipment	Owned
Houston, Texas	51,000	Manufactures pumps and expendable parts	Owned

We own or lease 79 repair and manufacturing facilities that refurbish and manufacture new equipment and parts and approximately 147 distribution service centers worldwide. We believe the capacity of our facilities is adequate to meet demand currently anticipated for 2005.

Item 3. Legal Proceedings

National Oilwell has various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such proceedings will not have a material adverse effect on our consolidated financial statements.

Item 4. Submission Of Matters To A Vote Of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2004.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market Information

National Oilwell common stock is listed on the New York Stock Exchange (ticker symbol: NOI). The following table sets forth the stock price range during the past three years:

	2004		2003		2002	
Quarter	High	Low	High	Low	High	Low
First	$ 31.08	$ 21.66	$ 23.44	$ 19.36	$ 26.25	$ 16.43
Second	31.74	25.42	24.78	20.54	28.81	20.91
Third	33.55	31.24	21.80	17.86	21.29	15.19
Fourth	37.38	31.54	22.99	18.01	23.31	17.69

As of March 1, 2005, there were 478 holders of record of National Oilwell common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of record so the actual number is unknown but significantly higher. National Oilwell has never paid cash dividends, and none are anticipated during 2005.

Item 6. Selected Financial Data

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(in millions of U.S. dollars, except per share amounts)				
Operating Data:					
Revenues	$ 2,318.1	$ 2,004.9	$ 1,521.9	$ 1,747.5	$ 1,149.9
Operating income (1) (3)	168.6	159.0	134.3	189.3	48.5
Income before taxes (3)	131.5	116.7	113.3	168.0	27.0
Net income (2)	110.2	76.8	73.1	104.1	13.1
Net income per share					
Basic (2)	1.28	0.91	0.90	1.29	0.17
Diluted (2)	1.27	0.90	0.89	1.27	0.16
Other Data:					
Depreciation and amortization	44.0	39.2	25.0	38.9	35.0
Capital expenditures	39.0	32.4	24.8	27.4	24.6
Balance Sheet Data:					
Working capital	737.2	794.2	768.9	631.3	480.3
Total assets	2,598.7	2,242.7	1,977.2	1,471.7	1,278.9
Long-term debt, less current maturities	350.0	594.0	594.6	300.0	222.5
Stockholders' equity	1,296.4	1,090.4	933.4	867.5	767.2

(1) 2003 includes a $6.3 million pre-tax charge ($4.4 million after tax) related to a clearing account problem within the Distribution Group's purchasing system that had accumulated over a three-year period. We have not restated prior periods, as the impact is not considered material.

(2) We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective January 1, 2002. The effects of not amortizing goodwill and other intangible assets in periods prior to the adoption of SFAS 142 would have resulted in net income of $115.0 million and $23.1 million for the years ended December 31, 2001 and 2000, respectively; basic earnings per common share of $1.42 and $0.29 for the years ending December 31, 2001 and 2000, respectively; and diluted earnings per common share of $1.41 and $0.29 for the years ending December 31, 2001 and 2000, respectively.

(3) In connection with the IRI International Corporation merger in 2000, we recorded charges of $14.1 million related to direct merger costs, personnel reductions, and facility closures and inventory write-offs of $15.7 million due to product line rationalization.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General Overview

We design, manufacture and sell drilling systems, drilling equipment and downhole products as well as distribute maintenance, repair and operating products to the oil and gas industry. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile. See "Risk Factors".

We conduct our operations through the following segments:

Products and Technology

Our Products and Technology segment designs and manufactures complete land drilling and workover rigs, and drilling related systems for offshore rigs. Technology has increased the desirability of one vendor assuming responsibility for the entire suite of components used in the drilling process, as mechanical and hydraulic components are replaced by or augmented with integrated computerized systems. In addition to traditional components such as drawworks, mud pumps, top drives, derricks, cranes, jacking and mooring systems, and other structural components, we provide automated pipehandling, control and electrical power systems. We have also developed new technology for drawworks and mud pumps applicable to the highly demanding offshore markets. We have made strategic acquisitions during the past several years in an effort to expand our product offering and our global manufacturing capabilities, including new operations in Norway, the United Kingdom and China. Product and Technology revenues are directly dependent on the levels of worldwide drilling activity.

Distribution Services

Our Distribution Services segment provides maintenance, repair and operating supplies and spare parts from our network of distribution service centers to drill site and production locations throughout North America and to offshore contractors worldwide. Products are purchased from numerous manufacturers and vendors, including our Products and Technology segment. We have expanded this business to locations outside North America, including Europe, the Middle East, Southeast Asia, and South America. We have made significant investments in systems, staffing and inventory in the international market and, using our information technology platforms and processes, we can provide complete procurement, inventory management, and logistics services to our customers.

Results of Operations

Operating results by segment are as follows (in millions):

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
Revenues from backlog	$ 695.1	$ 623.1	$ 390.4
Noncapital equipment	841.9	691.5	526.8
Products and Technology	1,537.0	1,314.6	917.2
Distribution Services	905.1	792.0	686.2
Eliminations	(124.0)	(101.7)	(81.5)
Total	$ 2,318.1	$ 2,004.9	$ 1,521.9
Operating Income:			
Products and Technology	$ 157.4	$ 165.1	$ 127.0
Distribution Services	29.6	6.5	18.1
Corporate	(18.4)	(12.6)	(10.8)
Total	$ 168.6	$ 159.0	$ 134.3
Capital equipment backlog:			
Beginning of year	$ 338.9	$ 363.6	$ 384.9
Add: Orders, net	961.3	598.4	199.1
Less: Revenues	695.1	623.1	390.4
End of year	$ 605.1	$ 338.9	$ 363.6 (1)

(1) Includes $170 million Hydralift backlog @ 12/31/02

Products and Technology

Year 2004 versus 2003

Products and Technology revenues in 2004 were $222.4 million (17%) higher than the previous year. Yearly average oil and gas prices in 2004 were $41.37 and $5.95, an increase of 34% and 8% over 2003. These higher oil and gas prices have encouraged many of our customers to order new capital equipment, or refurbish their existing equipment, generating additional capital equipment revenues in 2004 of $72 million. The number of worldwide rigs actively searching for oil and gas increased approximately 10% in 2004 to a yearly average of 2,395 rigs. This metric is a key driver of our noncapital equipment revenues which were $150 million higher in 2004. Drilling spare parts, expendable pumps and related parts, downhole motors and fishing tools, and service work all showed significant increases during 2004. Despite the higher revenues, operating income declined approximately $8 million (5%). Gross margins were negatively impacted by the increase of lower margin capital equipment revenues, higher steel prices during the first half of the year and higher agent commissions. Operating expenses increased primarily due to higher employee benefit costs.

One of our primary metrics is the capital equipment backlog. New orders are added to backlog only when we receive a firm customer purchase order for major drilling rig components or a signed contract related to a construction project. New orders received in 2004 for capital equipment totaled $961 million, far exceeding the previous year's record of $598 million. The capital equipment backlog was $605 million at December 31, 2004, $339 million at December 31, 2003 and $364 million at December 31, 2002. All of the current backlog will be delivered by the end of 2006.

Year 2003 versus 2002

Revenues in the Products and Technology segment in 2003 increased $397.4 million over the prior year, with virtually all of the increase attributable to our acquisitions of Hydralift and Monoflo. Major international construction projects are generally long-term contracts, thus less susceptible to changes in oil and gas prices or rig count movements. Our revenues from backlog increased $233 million, primarily resulting from the addition of the Hydralift operations. Sales and rentals of downhole motors and fishing tools increased approximately $32 million, primarily due to the resurging North American drilling rig count. Spare part and service revenues accounted for the remaining incremental revenues. Operating income in 2003 increased $38.1 million over 2002 and generated a flow-through percentage of 9.6%. Flow-through, defined as incremental operating profit divided by incremental revenues, is a key financial metric for our company. While we target a flow-through rate of 25% for this group, this was not expected in 2003 as the increased revenues came from acquisitions which in turn included large amounts of overhead and administrative costs. Product mix unfavorably impacted gross margin as the lower margins on the major projects reduced gross margin % by almost 4%. Operating expenses incurred to generate the margins resulting from the incremental sales volume were approximately $81 million higher than the prior year, due primarily to the addition of Hydralift and Monoflo.

The Products and Technology capital equipment backlog was $339 million at December 31, 2003, $364 million at December 31, 2002 and $385 million at December 31, 2001. Backlog at December 31, 2002 includes $170 million acquired in late December through the purchase of Hydralift ASA. Backlog from Hydralift is also contained in subsequent backlog totals but quantification is not possible due to the overlap with products from our other operations.

Distribution Services

Year 2004 versus 2003

Revenues in 2004 of $905.1 million for the Distribution Services segment established a new record, increasing $113 million (14%) over 2003. The number of drilling rigs actively searching for oil and gas is a key metric for this business. According to the Baker Hughes rig count report, the average number of rigs operating in the world in 2004 continued to climb to levels not seen since 1985. The average rig count in the United States in 2004 was up 15% over the prior year to 1,190 rigs with our U.S. revenues up $49 million (11%). While the Canadian rig count was virtually flat during 2004, our Canadian revenues were up $44 million (24%) primarily due to strong tubular sales and the inclusion of a late 2003 acquisition, Corlac Equipment Ltd., in our Canadian results for the full year. In the international market, our revenue increase of 11% linked favorably with the international rig count increase in 2004 of 8%. From a product perspective, maintenance, repair and operating supplies ("MRO") products recorded the most growth, a $78 million increase over the prior year. Sales of our manufactured products increased $20 million and tubular products recorded a $15 million increase over 2003. Operating income increased $23.1 million in 2004 to $29.6 million. Excluding the non-recurring clearing account matter recorded in 2003, operating income increased $16.8 million. Margin on the incremental revenues was partially offset by higher distribution service center costs to handle the increased market activity.

Year 2003 versus 2002

Revenues for the Distribution Services segment increased $105.8 million (15%) over the prior year. North American revenues recorded the largest gains, reflecting the increase in the number of operating rigs. According to the Baker Hughes rig count report, the average number of rigs operating in 2003 in the United States and Canada were 1,032, and 372 - increases of 202 and 106 over the prior year. Canadian revenues were up $37 million, or 24%, while the U.S. revenues improved $51 million, or 14%. We expanded our presence in the international market as we recorded revenue gains of $18 million (12%) over the year 2002, primarily due to an alliance in Indonesia and our new operations in Mexico. Our base margin % remained flat as our customers remained sensitive to price changes, which had no significant effect on 2003 revenues. Substantially all of the 2003 revenue growth was in the maintenance, repair and operating supplies ("MRO") products. Despite the revenue increase, operating income in 2003 fell $11.6 million to a disappointing $6.5 million. This reduction was primarily due to recording a $6.3 million pre-tax charge related to a clearing account problem uncovered in our purchasing system that had accumulated over a three year period. This amount relates to periods prior to 2003 and we have not restated prior periods as the impact is not considered material. A key financial metric for this low-margin business is "% of operating expenses to revenue," which remained flat at 18% for 2003. In November 2003, we acquired Corlac Equipment Ltd., a Canadian pump distributor, and their 2003 revenues and operating income were not significant.

Corporate

Corporate charges represent the unallocated portion of centralized and executive management costs. Costs for 2004 totaled $18.4 million, an increase of $5.8 million from the prior year. The majority of this increase is due to expenses incurred in conjunction with our efforts to comply with the Sarbanes Oxley Act of 2002 and consulting fees incurred with various tax initiatives.

Interest Expense

Interest expense incurred in 2004 of $34.4 million is slightly below expense level incurred in the prior year. Our average borrowing cost for the year of 5.6 % was essentially the same as 2003. The $150 million 6-7/8% unsecured Senior Notes will mature on July 1, 2005. In addition, our $175 million unsecured North American revolving credit facility expires July 31, 2005. We plan to arrange financing at reasonable terms and conditions with our existing bank syndication, plus other banks as needed, or utilize surplus cash and certain discretionary credit facilities to refinance these expiring obligations. Interest expense should decline in 2005 due to this repayment.

Year 2003 interest expense of $35.5 million increased $11.4 million from the prior year. Annual interest due on the November 2002 issuance of senior notes accounted for $9.9 million of the increase. Borrowings in Norway attributable to the Hydralift operations incurred approximately $3 million in additional interest which was offset in part by lower borrowing rates on the U.S. revolving credit facility. Our average borrowing cost during 2003 of 5.6% reflected a decrease of 0.8 percentage points from the prior year due to the lower interest rates on the credit facilities.

Interest expense in 2002 totaled $24.1 million, an increase of $1.3 million from the prior year. All of this increase is a direct result of our mid-November 2002 sale of $200 million of 5.65% unsecured senior notes. Our average borrowing cost during 2002 of 6.4% remained the same as 2001.

Other Income (Expense)

The U.S. dollar continued its decline in 2004 against most of the currencies in countries where we operate, especially Canada, Norway and the United Kingdom. We recorded foreign exchange losses of $9.3 million in 2004 and $7.2 million in 2003, primarily related to cash balances and intercompany accounts held in U.S. dollars at these subsidiary locations. The remeasurement of these amounts into the local currency results in an income statement gain or loss, which is offset when the amount is translated back into U.S. currency for consolidation purposes by way of an increase or decrease to Other Comprehensive Income in the equity section of the balance sheet. During 2004 we recorded a $2.7 million gain on the sale of certain non-strategic assets and a $10.7 million gain on the disposal of an equity investment.

Income Taxes

National Oilwell is subject to U.S. federal, state and foreign taxes and recorded a combined tax rate of 15% in 2004, 29% in 2003 and 35% in 2002. The reduction in the 2004 effective tax rate is primarily due to a non-recurring tax credit of $17 million resulting from the release of a valuation allowance related to the American Jobs Creation Act of 2004. We anticipate our effective tax rate for 2005 will approximate 32%.

The reduction in the 2003 effective tax rate was primarily due to the lower tax rate on increased foreign income and the benefit associated with export sales.

Liquidity and Capital Resources

At December 31, 2004, our working capital totaled $737 million, a decrease of $57 million from December 31, 2003. However, the general increase in market activity has increased our working capital needs. An increase of $19 million in receivables and $111 million in inventories has been offset by an increase in accounts payable of $187 million. Our capital equipment contracts have generated a net asset position of $195 million, an increase of $136 million from December 2003. We have recorded $150 million of our debt obligations to a current liability as the 6 7/8 unsecured senior notes will mature on July 1, 2005. Cash has increased $69 million during the year and our principal source of cash is from operations. Our ability to collect our customer receivables and obtain prepayments from our customers to help fund major projects are critical to our cash generation needs. Our primary cash uses include acquisitions, capital expenditures to enhance our existing operations, and repayment of debt obligations.

Total capital expenditures were $39 million during 2004, $32 million in 2003 and $24 million in 2002. The majority of these capital expenditures represent additions and enhancements to the downhole rental tool fleet and information management and inventory control systems. Capital expenditures are expected to approximate $43 million in 2005, slightly below our anticipated depreciation expense in that year, with continued emphasis on rental tools and information technology. We believe we have sufficient existing manufacturing capacity to meet currently anticipated demand through 2005 for our products and services.

At December 31, 2004, we had two committed credit facilities, a North American and a Norwegian facility, totaling $279 million. Both facilities are available for general corporate purposes and acquisitions, including letters of credit and performance bonds.

Our North American facility is a three-year unsecured $175 million revolving credit facility with availability up to $50 million for issuance of letters of credit that expires July 31, 2005. At December 31, 2004, there were no borrowings against this facility and there were $53 million in outstanding letters of credit.

Our Norwegian facility, which expires in 2006, has revolving credit facilities totaling $104 million, with $41 million available for letter of credit purposes. At December 31, 2004, there were no borrowings against this facility and there were $18 million in outstanding letters of credit.

We also have additional uncommitted credit facilities totaling $147 million that are used primarily for letters of credit, bid bonds and performance bonds. At December 31, 2004, there were no borrowings against these additional credit facilities and there were $49 million in outstanding letters of credit and performance bonds.

In November 2002, we sold $200 million of 5.65% unsecured senior notes due November 15, 2012. Interest is payable on May 15 and November 15 of each year. In March 2001, we sold $150 million of

6.50% unsecured senior notes due March 15, 2011, with interest payable on March 15 and September 15 of each year. In June 1998, we sold $150 million of 6.875% unsecured senior notes due July 1, 2005, with interest payments due annually on January 1 and July 1.

The $150 million 6 7/8% unsecured senior notes will mature on July 1, 2005. In addition, our $175 million unsecured North American revolving credit facility expires July 31, 2005. We plan to arrange financing at reasonable terms and conditions with our existing bank syndication, plus other banks as needed, or utilize surplus cash and certain discretionary credit facilities to refinance these expiring obligations.

We believe cash generated from operations and amounts available under our existing credit facilities and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. We also believe any significant increase in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

The senior notes contain reporting covenants and the credit facilities contain financial covenants and ratios regarding maximum debt to capital and minimum interest coverage. We were in compliance with all covenants governing these facilities at December 31, 2004.

We have not entered into any transactions, arrangements, or relationships with unconsolidated entities or other persons which would materially affect liquidity, or the availability of or requirements for capital resources.

A summary of our outstanding contractual obligations and other commercial commitments at December 31, 2004 is as follows (in millions):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long Term Debt	$ 500.0	$ 150.0	$ -	$ -	$ 350.0
Operating Leases	76.4	21.3	40.9	6.5	7.7
Total contractual obligations	$ 576.4	$ 171.3	$ 40.9	$ 6.5	$ 357.7

		Amount of Commitment Expiration per Period			
Commercial Commitments	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Line of Credit	$ 279.1	$ -	$ 279.1	$ -	$ -
Standby Letters of Credit	120.5	97.5	19.2	3.8	-
Total commercial commitments	$ 399.6	$ 97.5	$ 298.3	$ 3.8	$ -

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund future cash acquisitions primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisitions. There can be no assurance that acquisition funds will be available at terms acceptable to us.

Inflation has not had a significant impact on National Oilwell's operating results or financial condition in recent years.

Market Risk Disclosure

We are exposed to changes in foreign currency exchange rates and interest rates. Additional information concerning each of these matters follows:

Foreign Currency Exchange Rates

We have operations in foreign countries, including Canada, Norway and the United Kingdom, as well as operations in Latin America, China and other European countries. The net assets and liabilities of these operations are exposed to changes in foreign currency exchange rates, although such fluctuations generally do not affect income since their functional currency is the local currency. These operations also have net assets and liabilities not denominated in the local currency, which exposes us to changes in foreign currency exchange rates that do impact income. We recorded foreign exchange losses in our income statement of approximately $9.3 million in 2003 and $7.2 million in the prior year, primarily related to cash balances and intercompany accounts held in U.S. dollars at these subsidiary locations. The remeasurement of these amounts into the local currency results in an income statement gain or loss, which is offset when the amount is translated back into U.S. currency for consolidation purposes by way of an increase or decrease to Other Comprehensive Income in the equity section of the balance sheet.. We do not believe that a hypothetical 10% movement in these foreign currencies would have a material impact on our earnings.

Some of our revenues in foreign countries are denominated in US dollars, and therefore, changes in foreign currency exchange rates impact our earnings to the extent that costs associated with those US dollar revenues are denominated in the local currency. In order to mitigate that risk, we may utilize foreign currency forward contracts to better match the currency of our revenues and associated costs. We do not use foreign currency forward contracts for trading or speculative purposes. The counterparties to these contracts are major financial institutions, which minimizes counterparty credit risk.

Interest Rate Risk

Our long term borrowings consist of $150 million in 6.875% senior notes, $150 million in 6.5% senior notes and $200 million in 5.65% senior notes. We had no borrowings under our other facilities at December 31, 2004. Our revolving credit facilities may have borrowings during the year denominated in multiple currencies which could expose us to market risk with exchange rate movements. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate, LIBOR, NIBOR or EURIBOR. Under our credit facilities, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR, NIBOR or EURIBOR for 30 days to 6 months. Our objective in maintaining a portion of our debt in variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our estimation process generally relates to potential bad debts, obsolete and slow moving inventory, revenue recognition on long term contracts, value of intangible assets, and deferred income tax accounting. Note 1 to the consolidated financial statements contains the accounting policies governing each of these matters. Our estimates are based on historical experience and on our future expectations that we believe to be reasonable under the circumstances. The combination of these factors result in the amounts shown as carrying values of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from our current estimates and those differences may be material.

We believe the following accounting policies are the most critical in the preparation of our consolidated financial statements:

We maintain an allowance for doubtful accounts for accounts receivables by providing for specifically identified accounts where collectibility is doubtful and a general allowance based on the aging of the receivables compared to past experience and current trends. A majority of our revenues come from drilling contractors, independent oil companies, international oil companies and government-owned or government-controlled oil companies, and we have receivables, some denominated in local currency, in many foreign countries. If, due to changes in worldwide oil and gas drilling activity or changes in economic conditions in certain foreign countries, our customers were unable to repay these receivables, additional allowances would be required.

Allowances for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. Changes in worldwide oil and gas drilling activity and the development of new technologies associated with the drilling industry could require additional allowances to reduce the value of inventory to the lower of its cost or net realizable value.

We recognize revenue on long-term construction contracts using the percentage of completion method and is an output based measure focused on engineering estimates and manufacturing progress. This method is used because we believe this is the most meaningful measurement of the extent of progress toward completion. This methodology requires us to make estimates regarding the total costs of the project, our progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin we recognize in each reporting period. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. Provisions for anticipated losses on uncompleted contracts are recorded in full when such losses become evident.

We account for our defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (FAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. Significant elements in determining our pension income or expense in accordance with FAS 87 are the discount rate assumption and the expected return on plan assets. The discount rate used approximates the weighted average rate of return on high-quality fixed income investments whose maturities match the expected payouts. The expected return on plan assets is based upon the geometric mean of historical returns of a number of different equities, including stocks, bonds and U.S. treasury bills. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. A substantial portion of our pension amounts relate to our defined benefit plans in the United States, Norway and the United Kingdom. Between the years 2000-2003, we assumed that the expected long-term rate of return on plan assets for these plans would be between 6.3% and 8.5%. Prior to 2001, our actual cumulative long-term rate of return on the pension assets of these plans was in excess of these amounts; however, these plans' assets have recently earned substantially less than the assumed rates of return. The impact of our pension plans on our 2004 results of operations, cash flow and liquidity has been immaterial but recent actual returns of the plan assets may effect future contributions to the plans and our earnings. The amount of unrecognized losses on pension assets is $21.0 million.

Business acquisitions are accounted for using the purchase method of accounting. The cost of the acquired company is allocated to identifiable tangible and intangible assets based on estimated fair value, with the excess allocated to goodwill. On at least an annual basis, we assess whether goodwill is impaired. Our annual impairment tests are performed at the beginning of the 4th quarter of each year. If we determine that goodwill is impaired, we measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. The fair value of the reporting units is determined based on internal management estimates which consider multiple valuation techniques.

In accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*, we account for income taxes using the asset and liability method. In determining income (loss) for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Deferred tax assets are also reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal and international pretax operating income, reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Other than valuation allowances associated with tax attributes acquired through acquisitions, our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income. Any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, such adjustment may impact goodwill rather than the income tax provision. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax reserves for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the reserves are no longer necessary. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

Recently Issued Accounting Standards

In May 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"). FSP 106-2 provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") for employers that sponsor postretirement health care plans that provide prescription drug benefits. FSP 106-2 is effective for the first interim or annual period beginning after June 15, 2004. The adoption of FSP 106-2 did not have a material effect on our financial position, results of operations or cash flows.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs – an amendment of ARB 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Paragraph 5 of Accounting Research Bulletin ("ARB") 43, Chapter 4 "Inventory Pricing," previously stated that "under certain circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current-period charges." SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We do not believe the implementation of SFAS 151 will have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123-Revised 2004 ("Revised SFAS 123"), "Share-Based Payment." This is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB No. 25, "Accounting for Stock Issued to Employees." Currently, we do not record compensation expense for stock-based compensation. Under Revised SFAS 123, we will be required to measure the cost of employee services received in exchange for stock based on the grant-date fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in Revised SFAS 123, will be recognized as an addition to paid-in capital. This is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Revised SFAS 123 permits public companies to adopt its requirements using one of two methods: 1) a "*modified prospective*" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Revised SFAS 123 for all share-based payments granted after the effective date and (b) based on the requirements of Revised SFAS 123 for all awards granted to employees prior to the effective date of Revised SFAS 123 that remain unvested on the effective date, or 2) a "*modified retrospective*" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. We are currently in the process of evaluating the impact of Revised SFAS 123 on our financial statements, including different option-pricing models. The pro forma table in Note 1 of the Notes to Consolidated Financial Statements illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP 109-1") and FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-1 clarifies the guidance in FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109") that applies to the new deduction for qualified domestic production activities under the American Jobs Creation Act of 2004 (the "Act"). FSP 109-1 clarifies that the deduction should be accounted for as a special deduction under Statement 109, not as a tax-rate reduction, because the deduction is contingent on performing activities identified in the Act. As a result, companies qualifying for the special deduction will not have a one-time adjustment of deferred tax assets and liabilities in the period the Act is enacted. FSP 109-2 addresses the effect of the Act's one-time deduction for qualifying repatriations of foreign earnings. FSP 109-2 allows additional time for companies to determine whether any foreign earnings will be repatriated under the Act's one-time deduction for repatriated earnings and how the Act affects whether undistributed earnings continue to qualify for Statement 109's exception from recognizing deferred tax liabilities. FSP 109-1 and FSP 109-2 were both effective upon issuance. We have implemented FSP 109-1 and FSP 109-2 in the quarter ended December 31, 2004 and have included the required disclosures in Note 10 of the Notes to Consolidated Financial Statements.

Forward–Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including but not limited to changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We undertake no obligation to update any such factors or forward-looking statements to reflect future events or developments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Incorporated by reference to Item 7 above, "Market Risk Disclosure."

Item 8. Financial Statement and Supplementary Data

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

Our chief executive officer and chief financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days prior to the filing of this annual report on Form 10-K, have concluded that our disclosure controls and procedures are adequate and effective for the information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that this information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

(b) Changes in internal control

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Part III

Item 10. Directors and Executive Officers of the Registrant

Incorporated by reference to the definitive Proxy Statement for the 2005 Annual Meeting of Stockholders.

Item 11. Executive Compensation

Incorporated by reference to the definitive Proxy Statement for the 2005 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference to the definitive Proxy Statement for the 2005 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of our fiscal year ended December 31, 2004, with respect to compensation plans under which our common stock may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders	3,732,316	$26.69	2,441,871
Equity compensation plans not approved by security holders	0	0	0
Total	3,732,316	$26.69	2,441,871

(1) Shares could be issued other than upon the exercise of stock options, warrants or rights; however, none are anticipated during 2005. On February 7, 2005, we issued 1,145,000 stock options at an exercise price of $37.60.

Item 13. Certain Relationships and Related Transactions

Incorporated by reference to the definitive Proxy Statement for the 2005 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

Incorporated by reference to the definitive Proxy Statement for the 2005 Annual Meeting of Stockholders.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

a) Financial Statements and Exhibits

1. Financial Statements

The following financial statements are presented in response to Part II, Item 8:

	Page(s) in This Report
Consolidated Balance Sheets	A-36
Consolidated Statements of Operations	A-37
Consolidated Statements of Cash Flows	A-38
Consolidated Statements of Stockholders' Equity	A-39
Notes to Consolidated Financial Statements	A-40

2. Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts A-63

All schedules, other than Schedule II, are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

3. Exhibits

2.1 Amended and Restated Agreement and Plan of Merger, effective as of August 11, between National-Oilwell, Inc. and Varco International, Inc. (4).

3.1 Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (Exhibit 3.1) (1).

3.2 By-laws of National-Oilwell, Inc. (Exhibit 3.2) (5).

10.1 Employment Agreement dated as of January 1, 2002 between Merrill A. Miller, Jr. and National Oilwell, with a similar agreement with Steven W. Krablin (Exhibit 10.1) (2).

10.2 Employment Agreement dated as of January 1, 2002 between Dwight W. Rettig and National Oilwell, with similar agreements with Robert L. Bloom, Howard E. Davis, Kevin A. Neveu, Mark A. Reese, Jeremy D. Thigpen and Robert R. Workman (Exhibit 10.2) (2).

10.3 Employment Agreement dated as of June 28, 2000 between Gary W. Stratulate and IRI International, Inc., which has now merged into National Oilwell (Exhibit 10.3) (2).

10.4 Amended and Restated Stock Award and Long-Term Incentive Plan (Exhibit 10.1) (3)*.

10.4.1 Form of Stock Option Agreement (Exhibit 10.1) (6)

10.5 Loan Agreement dated July 30, 2002 (Exhibit 10.2) (3).

21.1	Subsidiaries of the Company.
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (included on signature page hereto).
31.1	Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended
31.2	Certification pursuant to Rule 13a-14a and Rule 15d-14(a) of the Securities and Exchange Act, as amended
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

b) Reports on Form 8-K

A report on Form 8-K was filed on October 13, 2004 regarding a press release announcing that, in conjunction with the proposed merger with Varco International, Inc., we had received a request for additional information from the U.S. Department of Justice.

A report on Form 8-K was filed on October 29, 2004 regarding a press release announcing our financial results for the third quarter ended September 30, 2004.

A report on Form 8-K was filed on February 10, 2005 regarding the grant of stock options to certain executive officers.

A report on Form 8-K was filed on February 25, 2005 regarding a press release announcing our financial results for the fourth quarter and year ended December 31, 2004.

---

* Compensatory plan or arrangement for management or others

(1) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on August 11, 2000.

(2) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 28, 2002.

(3) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on November 12, 2002.

(4) Filed as Annex A to our Registration Statement on Form S-4 filed on September 16, 2004.

(5) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 7, 2003.

(6) Filed as an Exhibit to our Current Report on Form 8-K filed on February 10, 2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National-Oilwell, Inc.

Date: March 7,2005

By: */s/ Steven W. Krablin*
Steven W. Krablin
Sr. Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints Steven W. Krablin and M. Gay Mather, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/Merrill A. Miller, Jr. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 7, 2005
/s/Steven W. Krablin Steven W. Krablin	Sr. Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 7, 2005
/s/Hushang Ansary Hushang Ansary	Director	March 7, 2005
/s/Robert E. Beauchamp Robert E. Beauchamp	Director	March 7, 2005
/s/Ben A. Guill Ben A. Guill	Director	March 7, 2005
/s/David D. Harrison David D. Harrison	Director	March 7, 2005
/s/Roger L. Jarvis Roger L. Jarvis	Director	March 7, 2005
/s/William E. Macaulay William E. Macaulay	Director	March 7, 2005
/s/Frederick W. Pheasey Frederick W. Pheasey	Director	March 7, 2005
/s/Joel V. Staff Joel V. Staff	Director	March 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
National-Oilwell, Inc.

We have audited the accompanying consolidated balance sheets of National-Oilwell, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National-Oilwell, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of National-Oilwell, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
March 7, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

National-Oilwell's management is responsible for establishing and maintaining adequate internal control over financial reporting. National-Oilwell's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2004. Ernst & Young LLP has issued an attestation report on management's assessment of the Company's internal control over financial reporting.

/s/ Merrill A. Miller, Jr
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

/s/ Steven W. Krablin
Steven W. Krablin
Sr. Vice President and
Chief Financial Officer

Houston, Texas
March 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
National-Oilwell, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that National-Oilwell, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National-Oilwell, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that National-Oilwell, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, National-Oilwell, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National-Oilwell, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 of National-Oilwell, Inc. and our report dated March 7, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
March 7, 2005

NATIONAL-OILWELL, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 142.7	$ 74.2
Receivables, net	480.1	460.9
Inventories	657.5	546.7
Costs in excess of billings	226.5	107.6
Deferred income taxes	15.6	15.4
Prepaid and other current assets	15.0	41.6
Total current assets	1,537.4	1,246.4
Property, plant and equipment, net	255.1	252.4
Deferred income taxes	55.1	52.4
Goodwill	639.0	587.3
Intangibles, net	91.0	79.3
Property held for sale	1.1	8.7
Other assets	20.0	16.2
	$ 2,598.7	$ 2,242.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	150.0	14.9
Accounts payable	407.7	220.5
Customer prepayments	27.9	26.4
Accrued compensation	37.0	25.4
Billings in excess of costs	32.0	49.3
Accrued income taxes	33.0	24.7
Other accrued liabilities	112.6	91.0
Total current liabilities	800.2	452.2
Long-term debt	350.0	594.0
Deferred income taxes	102.8	52.4
Other liabilities	31.5	38.0
Total liabilities	1,284.5	1,136.6
Commitments and contingencies		
Minority interest	17.8	15.7
Stockholders' equity:		
Common stock - par value $.01; 85,995,266 and 85,124,979 shares issued and outstanding at December 31, 2004 and December 31, 2003	0.9	0.9
Additional paid-in capital	692.9	674.9
Accumulated other comprehensive gain (loss)	33.4	(44.4)
Retained earnings	569.2	459.0
	1,296.4	1,090.4
	$ 2,598.7	$ 2,242.7

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2004	2003	2002
Revenues	$ 2,318.1	$ 2,004.9	$ 1,521.9
Cost of products sold	1,821.7	1,540.7	1,160.1
Gross profit	496.4	464.2	361.8
Selling, general, and administrative	327.8	305.2	227.5
Operating income	168.6	159.0	134.3
Interest and financial costs	(38.4)	(38.9)	(27.3)
Interest income	3.5	2.3	2.6
Other income (expense), net	(2.2)	(5.7)	3.7
Income before income taxes and minority interest	131.5	116.7	113.3
Provision for income taxes	19.2	33.7	39.4
Income before minority interest	112.3	83.0	73.9
Minority interest in income of consolidated subsidiaries	(2.1)	(6.2)	(0.8)
Net income	$ 110.2	$ 76.8	$ 73.1
Net income per share:			
Basic	$ 1.28	$ 0.91	$ 0.90
Diluted	$ 1.27	$ 0.90	$ 0.89
Weighted average shares outstanding:			
Basic	85.8	84.5	81.0
Diluted	86.5	85.0	81.7

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31, 2004	2003	2002
Cash flow from operating activities:			
Net income	$ 110.2	$ 76.8	$ 73.1
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation and amortization	44.0	39.2	25.0
Provision for losses on receivables	4.0	5.7	3.6
Provision (benefit) for deferred income taxes	(6.7)	6.9	11.5
Gain on sale of assets	(18.4)	(5.8)	(4.5)
Foreign currency transaction losses, net	9.3	7.2	0.3
Tax benefit from exercise of nonqualified stock options	3.4	3.9	0.3
Changes in assets and liabilities, net of acquisitions:			
Receivables	(8.6)	(6.2)	59.0
Inventories	(98.4)	(51.3)	25.2
Costs in excess of billings	(106.4)	(53.8)	-
Prepaid and other current assets	27.4	(13.9)	(3.0)
Accounts payable	174.3	53.4	(32.0)
Billings in excess of cost	(17.7)	(12.5)	-
Other assets/liabilities, net	49.8	(18.6)	(54.1)
Net cash provided by operating activities	166.2	31.0	104.4
Cash flow from investing activities:			
Purchases of property, plant and equipment	(39.0)	(32.4)	(24.8)
Proceeds from sale of assets	35.8	7.9	12.5
Businesses acquired and investments in joint ventures, net of cash	(2.8)	(78.0)	(213.0)
Net cash used by investing activities	(6.0)	(102.5)	(225.3)
Cash flow from financing activities:			
Borrowings against lines of credit	521.6	454.6	303.2
Payments against lines of credit	(631.5)	(439.1)	(311.0)
Net proceeds from issuance of long-term debt	-	-	199.1
Proceeds from stock options exercised	14.6	9.7	2.0
Other	-	-	1.3
Net cash provided by financing activities	(95.3)	25.2	194.6
Effect of exchange rates on cash	3.6	2.2	1.4
Increase (decrease) in cash and equivalents	68.5	(44.1)	75.1
Cash and cash equivalents, beginning of year	74.2	118.3	43.2
Cash and cash equivalents, end of year	$ 142.7	$ 74.2	$ 118.3
Supplemental disclosures of cash flow information:			
Cash payments during the period for:			
Interest	$ 34.0	$ 35.1	$ 21.6
Income taxes	$ 21.4	$ 30.7	$ 45.6

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except share data)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at December 31, 2001	$ 0.8	$ 592.5	$ (34.9)	$ 309.1	$ 867.5
Net income				73.1	73.1
Other comprehensive income					
Currency translation adjustments			2.5		2.5
Interest rate contract			0.9		0.9
Minimum liability of defined benefit plans			(12.9)		(12.9)
Comprehensive income					63.6
Stock options exercised	0.0	2.0			2.0
Tax benefit of options exercised		0.3			0.3
Balance at December 31, 2002	$ 0.8	$ 594.8	$ (44.4)	$ 382.2	$ 933.4
Net income				76.8	76.8
Other comprehensive income					
Currency translation adjustments			4.6		4.6
Interest rate contract			(0.1)		(0.1)
Minimum liability of defined benefit plans			(4.5)		(4.5)
Comprehensive income					76.8
Stock issued for acquisition	0.1	66.5			66.6
Stock options exercised	0.0	9.7			9.7
Tax benefit of options exercised		3.9			3.9
Balance at December 31, 2003	$ 0.9	$ 674.9	$ (44.4)	$ 459.0	$ 1,090.4
Net income				110.2	110.2
Other comprehensive income					
Currency translation adjustments			72.5		72.5
Interest rate contract			(0.1)		(0.1)
Minimum liability of defined benefit plans			5.4		5.4
Comprehensive income					188.0
Stock options exercised	-	14.6			14.6
Tax benefit of options exercised		3.4			3.4
Balance at December 31, 2004	$ 0.9	$ 692.9	$ 33.4	$ 569.2	$ 1,296.4

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Nature of Business

We design, construct, manufacture and sell comprehensive systems, components, and products used in oil and gas drilling and production, as well as distribute products and provide supply chain integration services to the upstream oil and gas industry. Our revenues and operating results are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been and are likely to continue to be volatile.

Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of National-Oilwell, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments that are not wholly-owned, but where we exercise control, are fully consolidated with the equity held by minority owners and their portion of net income (loss) reflected as minority interest in the accompanying financial statements. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Investments in which we exercise no control or significant influence would be accounted for under the cost method. Certain reclassifications have been made to the 2003 and 2002 consolidated financial statements in order for them to conform with the 2004 presentation.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, and payables approximated fair value because of the relatively short maturity of these instruments. Cash equivalents include only those investments having a maturity date of three months or less at the time of purchase. The carrying values of other financial instruments approximate their respective fair values.

Derivative Financial Instruments

We record all derivative financial instruments at their fair value in our consolidated balance sheet. All derivative financial instruments we hold are designated as cash flow hedges and are highly effective in offsetting movements in the underlying risks. Accordingly, gains and losses from changes in the fair value of derivative financial instruments are deferred and recognized in earnings as the underlying transactions occur. Because our derivative financial instruments are so closely related to the underlying transactions, hedge ineffectiveness is insignificant.

We use foreign currency forward contracts to mitigate our exposure to changes in foreign currency exchange rates on firm sale commitments to better match the local currency cost components of our fixed US dollar contracts. Such arrangements typically have terms between three months and one year, depending upon the customer's purchase order. We may also use interest rate contracts to mitigate our exposure to changes in interest rates on anticipated long-term debt issuances. These contracts are typically short term in nature. We do not use derivative financial instruments for trading or speculative purposes.

Inventories

Inventories consist of oilfield products, manufactured equipment, specialized drilling products and downhole motors and spare parts for manufactured equipment and drilling products. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. The allowance, which totaled $41.2 million and $45.3 million at December 31, 2004 and 2003, is the amount necessary to reduce the cost of the inventory to its estimated realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method or declining balance method over the estimated useful lives of individual items. Depreciation expense was $41.6 million, $37.4 million and $25.0 million for the years ending December 31, 2004, 2003 and 2002.

Long-lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying value of assets used in operations that is not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis.

Assets Held for Sale

In the course of integrating acquisitions and streamlining operations, we have closed certain manufacturing facilities and non-strategic assets. Facilities that are available for immediate sale, under a formal plan that is probable of completion within one year, are classified as held for sale. When we designate an asset as held for sale, we adjust its carrying value to the lower of its current carrying amount or the estimated fair value less costs to sell and stop recording depreciation expense. Carrying values are adjusted to reflect any subsequent deterioration in fair value.

Intangible Assets

Beginning in 2002, we adopted FAS 142 "Accounting for Goodwill and Other Intangible Assets" and accordingly stopped amortizing goodwill that arose from acquisitions before June 30, 2001. On at least an annual basis, we assess whether goodwill is impaired. Our annual impairment tests are performed at the beginning of the 4th quarter of each year and have indicated no impairment. If we determine that goodwill is impaired, we measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if we encounter events or changes in circumstances that would indicate that, more likely than not, the carrying amount of goodwill has been impaired. Fair value of the reporting units is determined based on internal management estimates.

Goodwill is identified by segment as follows (in millions):

	Products and Technology	Distribution Services	Corporate / Eliminations	Total
Balance December 31, 2002	$ 490.9	$ 16.4	$ 4.9	$ 512.2
Additions to Goodwill	39.8	17.1	(0.3)	56.6
Translation Adjustments	15.9	2.3	0.3	18.5
Balance December 31, 2003	546.6	35.8	4.9	587.3
Additions to Goodwill	31.1	(2.2)	1.2	30.1
Translation Adjustments	20.0	1.5	0.1	21.6
Balance December 31, 2004	$ 597.7	$ 35.1	$ 6.2	$ 639.0

Identified intangible assets with determinable lives consist primarily of technical drawings acquired in the acquisitions of Hydralift, Mono and Corlac and are being amortized on a straight-line basis over the estimated useful lives of 15-20 years. The balance at December 31, 2004 and 2003 was $36 million and $28 million (net of accumulated amortization of $4 million and $2 million, respectively). Amortization expense of identified intangibles is expected to be approximately $2 million in each of the next five years.

Identified intangible assets with indefinite lives consist primarily of tradenames acquired in the acquisitions of Hydralift, Mono and Corlac. The balance at December 31, 2004 and 2003 was $55 million and $50 million. Indefinite lived intangible assets are not amortized, but are subject to an impairment test on at least an annual basis. An impairment charge would be recognized if the fair value were determined to be less than the carrying amount. Our annual impairment tests have indicated no impairment.

Deferred financing costs are amortized on a straight-line basis over the life of the related debt securities.

Foreign Currency

The functional currency for certain of our foreign operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income. Revenues and expenses are translated at average exchange rates in effect during the period. Certain other foreign operations use the U.S. dollar as the functional currency. Accordingly, financial statements of these foreign subsidiaries are remeasured to U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Revenue and other expense elements are remeasured at rates that approximate the rates in effect on the transaction dates. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income. Net foreign currency transaction losses were $9.3 million, $7.2 million and $0.3 million for the years ending December 31, 2004, December 31, 2003 and December 31, 2002, and are included in other income (expense) in the accompanying statement of operations. These losses are primarily related to cash balances and intercompany accounts held in U.S. dollars at these subsidiary locations. The remeasurement of these amounts into the local currency results in an income statement gain or loss, which is offset when the amount is translated back into U.S. currency for consolidation purposes by way of an increase or decrease to Other Comprehensive Income in the equity section of the balance sheet.

Revenue Recognition

Product and service sales are recognized on purchase orders or contracts when product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Our arrangements do not include right of return or other similar provisions or other significant post delivery obligations. Customer advances or deposits are deferred and recognized as revenue when we have completed all of our performance obligations related to the sale. The amounts billed for shipping and handling costs are included in revenue and related costs are included in costs of sales.

Contracts to design and construct complex rig packages to a customers' specifications are recorded on the percentage-of-completion method using an output based measure focused on engineering estimates and manufacturing progress. This method is used because we believe this is the most meaningful measurement of the extent of progress toward completion. This methodology requires us to make estimates regarding the total costs of the project, our progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin we recognize in each reporting period. Contract costs include all direct material, labor and subcontract costs. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. Provisions for anticipated losses on uncompleted contracts are recorded in full when such losses become evident.

The asset, "Costs in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs," represents billings in excess of revenues recognized.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and gas industry. Concentrations of credit risk are limited because we have a large number of geographically diverse customers, thus spreading trade credit risk. We control credit risk thorough credit evaluations, credit limits and monitoring procedures. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral, but may require letters of credit for certain international sales. Credit losses are provided for in the financial statements. We maintain an allowance for doubtful accounts for accounts receivables by providing for specifically identified accounts where collectibility is doubtful and an additional allowance based on the aging of the receivables compared to past experience and current trends. Accounts receivable are net of allowances for doubtful accounts of approximately $12.8 million and $18.3 million at December 31, 2004 and December 31, 2003, respectively.

Stock-Based Compensation

We use the intrinsic value method in accounting for our stock-based employee compensation plans.

Assuming that we had accounted for our stock-based compensation using the alternative fair value method of accounting under FAS No. 123 and amortized the fair value to expense over the option's vesting period, our net income and net income per share would have been (in millions, except per share data):

	Year Ended December 31,		
	2004	2003	2002
Net income:			
As reported	$ 110.2	$ 76.8	$ 73.1
Less: compensation expense recorded	-	-	-
Plus: fair value of stock based compensation	(7.4)	(8.5)	(9.2)
Pro forma	$ 102.8	$ 68.3	$ 63.9
Basic net income per share:			
As reported	$ 1.28	$ 0.91	$ 0.90
Pro forma	1.20	0.81	0.79
Diluted net income per share:			
As reported	$ 1.27	$ 0.90	$ 0.89
Pro forma	1.19	0.80	0.78

These pro forma results may not be indicative of future effects.

Environmental Liabilities

When environmental assessments or remediations are probable and the costs can be reasonably estimated, remediation liabilities are recorded on an undiscounted basis and are adjusted as further information develops or circumstances change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Share

The following table sets forth the computation of weighted average basic and diluted shares outstanding (in millions):

	Year Ended December 31,		
	2004	2003	2002
Denominator for basic earnings per share - weighted average	85.8	84.5	81.0
Effect of dilutive securities:			
Employee stock options	0.7	0.5	0.7
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	86.5	85.0	81.7

In addition, we had stock options outstanding that were anti-dilutive totaling 0.8 million at December 31, 2004, 2.3 million at December 31, 2003, and 1.6 million at December 31, 2002.

Recently Issued Accounting Standards

In May 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"). FSP 106-2 provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") for employers that sponsor postretirement health care plans that provide prescription drug benefits. FSP 106-2 is effective for the first interim or annual period beginning after June 15, 2004. The adoption of FSP 106-2 did not have a material effect on our financial position, results of operations or cash flows.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs – an amendment of ARB 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Paragraph 5 of Accounting Research Bulletin ("ARB") 43, Chapter 4 "Inventory Pricing," previously stated that "under certain circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current-period charges." SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We do not believe the implementation of SFAS 151 will have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123-Revised 2004 ("Revised SFAS 123"), "Share-Based Payment." This is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB No. 25, "Accounting for Stock Issued to Employees." Currently, we do not record compensation expense for stock-based compensation. Under Revised SFAS 123, we will be required to measure the cost of employee services received in exchange for stock based on the grant-date fair value (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The fair value will be estimated using an option-pricing model. Excess tax benefits, as defined in Revised SFAS 123, will be recognized as an addition to paid-in capital. This is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Revised SFAS 123 permits public companies to adopt its requirements using one of two methods: 1) a "*modified prospective*" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Revised SFAS 123 for all share-based payments granted after the effective date and (b) based on the requirements of Revised SFAS 123 for all awards granted to employees prior to the effective date of Revised SFAS 123 that remain unvested on the effective date, or 2) a "*modified retrospective*" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. We are currently in the process of evaluating the impact of Revised SFAS 123 on our financial statements, including different option-pricing models. The pro forma table in Note 1 of the Notes to Consolidated Financial Statements illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP 109-1") and FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-1 clarifies the guidance in FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109") that applies to the new deduction for qualified domestic production activities under the American Jobs Creation Act of 2004 (the "Act"). FSP 109-1 clarifies that the deduction should be accounted for as a special deduction under Statement 109, not as a tax-rate reduction, because the deduction is contingent on performing activities identified in the Act. As a result, companies qualifying for the special deduction will not have a one-time adjustment of deferred tax assets and liabilities in the period the Act is enacted. FSP 109-2 addresses the effect of the Act's one-time deduction for qualifying repatriations of foreign earnings. FSP 109-2 allows additional time for companies to determine whether any foreign earnings will be repatriated under the Act's one-time deduction for repatriated earnings and how the Act affects whether undistributed earnings continue to qualify for Statement 109's exception from recognizing deferred tax liabilities. FSP 109-1 and FSP 109-2 were both effective upon issuance. We have implemented FSP 109-1 and FSP 109-2 in the quarter ended December 31, 2004 and have included the required disclosures in Note 10 of the Notes to Consolidated Financial Statements.

2. Acquisitions

On August 11, 2004, we agreed to combine our businesses with Varco International, Inc. by merging Varco with and into National Oilwell, with National Oilwell continuing as the surviving corporation. Consummation of the merger requires approval by the stockholders of both companies and also approval from various regulatory agencies. We anticipate completion of the merger during March 2005.

<u>*Year 2004*</u>

We spent $2.8 million during 2004 acquiring assets or companies, with the largest being a distribution operation in Australia.

<u>*Year 2003*</u>

On January 16, 2003, we acquired the Mono pumping products business from Halliburton Energy Services for approximately $91 million, consisting of $24 million in cash and 3.2 million shares of our common stock valued at $67 million. During the remainder of 2003 we made eight other acquisitions representing cash outlays totaling $54 million primarily expanding our Distribution network.

<u>*Year 2002*</u>

On December 18, 2002, we completed a cash tender offer for 92% of the common shares of Hydralift ASA, a Norwegian based company specializing in the offshore drilling equipment industry. By December 31, 2002, we had substantially completed the acquisition of the remaining shares for a total purchase price, including the assumption of debt and net of cash acquired, of approximately $300 million. The results of Hydralift's operations have been included in our income statement since the acquisition date.

During 2002 we also acquired three other businesses, primarily within our Products and Technology segment, for approximately $17 million in cash.

3. Inventories

Inventories consist of (in millions):

	December 31, 2004	December 31, 2003
Raw materials and supplies	$ 62.6	$ 45.4
Work in process	104.2	107.7
Finished goods and purchased products	490.7	393.6
Total	$ 657.5	$ 546.7

4. Property, Plant and Equipment

Property, plant and equipment consists of (in millions):

	Estimated Useful Lives	December 31, 2004	December 31, 2003
Land and improvements	2-20 Years	$ 20.8	$ 23.7
Buildings and improvements	5-31 Years	117.8	99.9
Machinery and equipment	5-12 Years	196.9	154.7
Computer and office equipment	3-10 Years	79.1	95.6
Rental equipment	1-7 Years	91.8	75.7
		506.4	449.6
Less accumulated depreciation		(251.3)	(197.2)
		$ 255.1	$ 252.4

5. Long-Term Debt

Long-term debt consists of (in millions):

	December 31, 2004	December 31, 2003
Credit facilities	$ -	$ 108.9
6.875% senior notes	150.0	150.0
6.50% senior notes	150.0	150.0
5.65% senior notes	200.0	200.0
	500.0	608.9
Less current portion	150.0	14.9
	$ 350.0	$ 594.0

At December 31, 2004, we had two committed credit facilities, a North American and a Norwegian facility, totaling $279 million. Both facilities are available for general corporate purposes and acquisitions, including letters of credit and performance bonds.

Our North American facility is a three-year unsecured $175 million revolving credit facility with availability up to $50 million for issuance of letters of credit that expires July 31, 2005. At December 31, 2004, there were no borrowings against this facility and there were $53 million in outstanding letters of credit.

Our Norwegian facility, which expires in 2006, has revolving credit facilities totaling $104 million, with $41 million available for letter of credit purposes. At December 31, 2004, there were no borrowings against this facility and there were $18 million in outstanding letters of credit.

We also have additional uncommitted credit facilities totaling $147 million that are used primarily for letters of credit, bid bonds and performance bonds. At December 31, 2004, there were no borrowings against these additional credit facilities and there were $49 million in outstanding letters of credit and performance bonds.

In November 2002, we sold $200 million of 5.65% unsecured senior notes due November 15, 2012. Interest is payable on May 15 and November 15 of each year. In March 2001, we sold $150 million of 6.50% unsecured senior notes due March 15, 2011, with interest payable on March 15 and September 15 of each year. In June 1998, we sold $150 million of 6.875% unsecured senior notes due July 1, 2005, with interest payments due annually on January 1 and July 1.

The $150 million 6 7/8% unsecured senior notes will mature on July 1, 2005. In addition, our $175 million unsecured North American revolving credit facility expires July 31, 2005. We plan to arrange financing at reasonable terms and conditions with our existing bank syndication, plus other banks as needed, or utilize surplus cash and certain discretionary credit facilities to refinance these expiring obligations.

The senior notes contain reporting covenants and the credit facilities contain financial covenants and ratios regarding maximum debt to capital and minimum interest coverage. We were in compliance with all covenants governing these facilities at December 31, 2004.

6. Employee Benefit Plans

We have benefit plans covering substantially all of our employees. Defined-contribution benefit plans cover most of the U.S. and Canadian employees and benefits are based on years of service, a percentage of current earnings and matching of employee contributions. Employees in our Norwegian operations can elect to participate in a defined-contribution plan in lieu of a local defined benefit plan. For the years ended December 31, 2004, 2003 and 2002, expenses for defined-contribution plans were $14.2 million, $13.1 million and $9.1 million, and all funding is current.

Certain retired or terminated employees of predecessor or acquired companies participate in a defined benefit plan in the United States. None of the participants in this plan are eligible to accrue benefits. In addition, approximately 175 U.S. retirees and spouses participate in defined benefit health care plans of predecessor or acquired companies that provide postretirement medical and life insurance benefits. Active employees are ineligible to participate in any of these defined benefit plans. Our subsidiaries in the United Kingdom and Norway also have defined benefit pension plans covering virtually all of their employees.

Net periodic benefit cost (credit) for our defined benefit pension plans in the United States, the United Kingdom and Norway was as follows (in millions):

For the year	Pension benefits 2004	Pension benefits 2003	Pension benefits 2002	Postretirement benefits 2004	Postretirement benefits 2003	Postretirement benefits 2002
Service cost - benefits earned during the period	$ 2.9	$ 3.0	$ 0.4	$ 0.1	$ 0.0	$ 0.0
Interest cost on projected benefit obligation	8.6	7.5	3.3	0.5	0.5	0.5
Expected return on plan assets	(8.8)	(7.5)	(3.9)	-	-	-
Net amortization and deferral	1.5	1.4	0.1	0.2	0.2	0.3
Net periodic benefit cost (credit)	$ 4.2	$ 4.4	$ (0.1)	$ 0.8	$ 0.7	$ 0.8

The change in benefit obligation, plan assets and the funded status of the defined benefit pension plans in the United States, United Kingdom, and Norway and defined postretirement plans in the United States, using a measurement date of September 30, 2004 or 2003, follows (in millions):

At year end	Pension benefits 2004	Pension benefits 2003	Postretirement benefits 2004	Postretirement benefits 2003
Benefit obligation at beginning of year	$ 142.2	$ 64.7	$ 8.0	$ 8.5
Service cost	2.9	3.0	0.1	-
Interest cost	8.6	7.5	0.5	0.5
Actuarial (gain) loss	(2.0)	(9.5)	0.2	(0.5)
Benefits paid	(5.6)	(4.8)	(0.7)	(0.6)
Participant contributions	0.8	0.7	-	-
Acquisitions	-	69.4	-	-
Exchange rate gain	11.5	11.0	-	-
Curtailments	-	-	(0.9)	-
Other	-	0.2	0.1	0.1
Benefit obligation at end of year	$ 158.4	$ 142.2	$ 7.3	$ 8.0
Accumulated benefit obligation at end of year	$ 149.5	$ 133.0		
Fair value of plan assets at beginning of year	$ 120.4	$ 44.7	$ -	$ -
Actual return	7.2	8.8	-	-
Benefits paid	(5.6)	(4.7)	(0.7)	(0.6)
Contributions	3.7	3.8	0.7	0.6
Acquisitions	-	58.7	-	-
Exchange rate gain	9.6	9.3	-	-
Other	-	(0.2)	-	-
Fair value of plan assets at end of year	$ 135.3	$ 120.4	$ -	$ -
Funded status	$ (21.5)	$ (21.4)	$ (7.2)	$ (7.9)
Unrecognized actuarial net loss	21.3	22.0	3.4	3.5
Prior service costs not yet recognized	0.2	0.3	0.1	0.2
Prepaid (accrued) benefit cost	$ -	$ 0.9	$ (3.7)	$ (4.2)

Amounts recognized in the consolidated balance sheets consist of (in millions):

	Pension benefits		Postretirement benefits	
	2004	2003	2004	2003
Prepaid benefit cost	$ (0.2)	$ 2.2	$ -	$ -
Accrued benefit cost	(31.9)	(28.1)	(3.7)	(4.2)
Intangible assets	0.2	0.3	-	-
Accumulated other comprehensive income	31.9	26.5	-	-
Net amount recognized	$ -	$ 0.9	$ (3.7)	$ (4.2)

Defined Benefit Pension Plans

Assumed long-term rates of return on plan assets, discount rates and rates of compensation increases vary for the different plans according to the local economic conditions.

The assumption rates used for benefit obligations are as follows:

	Year ending December 31,	
	2004	**2003**
Discount rate:		
United States plan	6.00%	6.25%
International plans	6.00%	6.00%
Salary increase:		
United States plan	n/a	n/a
International plans	2.50-2.75%	2.50%

The assumption rates used for net periodic benefit costs are as follows:

	Year ending December 31,		
	2004	**2003**	**2002**
Discount rate:			
United States plan	6.25%	6.50%	6.87%
International plans	6.00%	5.75-6.00%	5.75%
Salary increase:			
United States plan	n/a	n/a	n/a
International plans	2.50%	2.50-4.00%	4.00%
Expected return on assets:			
United States plan	8.50%	8.50%	8.50%
International plans	6.50-7.75%	6.50-7.75%	6.25%

In determining the overall expected long-term rate of return for plan assets, the Company takes into consideration the historical experience as well as future expectations of the asset mix involved. As different investments yield different returns, each asset category must be reviewed individually and then weighted for significance in relation to the total portfolio.

The weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

	2004		2003	
	United States	International	United States	International
Equity securities	59.4%	56.5%	60.5%	56.9%
Fixed income	39.7%	-	38.0%	-
Debt securities	-	28.7%	-	29.7%
Real estate	-	1.8%	-	1.7%
Other	0.9%	13.0%	1.5%	11.7%
Total	100.0%	100.0%	100.0%	100.0%

In the U.S., our investment strategy includes a balanced approach with target allocation percentages of 55-65% equity investments and 35-45% fixed income investments. Our target allocation percentages in the United Kingdom plans are 80% equity securities, 15% debt securities and 5% real estate. The Norwegian target investment allocation percentage is 100% insurance contracts. Our pension investment strategy worldwide prohibits a direct investment in our own stock.

Information for Pension Plans with Projected and Accumulated Benefit Obligations in Excess of Plan Assets (in millions):

	FYE December 31, 2004		FYE December 31, 2003	
	United States	International	United States	International
Projected benefit obligation	$ 18.6	$ 60.4	$ 17.5	$ 51.4
Accumulated benefit obligation	18.6	58.8	17.5	50.4
Fair value of assets	12.8	45.8	12.3	39.5

Additional Information for Defined Benefit Plans (in millions):

	FYE December 31, 2004		FYE December 31, 2003	
	United States	International	United States	International
Accumulated benefit obligation	$ 18.6	$ 58.8	$ 17.5	$ 50.4
Change in minimum liability included in other comprehensive income	0.9	4.5	(0.6)	(6.2)

In 2005, the Company expects to contribute $1.0 million in the U.S. and $4.6 million internationally to its pension plans and $0.6 million to its other postretirement benefit plans.

In addition, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

	United States plan	International plans
2005	$ 1.4	$ 4.3
2006	1.4	4.6
2007	1.4	4.4
2008	1.4	4.6
2009	1.4	4.7
subsequent five years	6.7	28.4

Defined Benefit Healthcare Plans

Fiscal Period January 1 to December 31	FYE 2004		FYE 2003	
Disclosure Assumptions				
For determining benefit obligations at year-end:				
Discount rate	6.00%		6.25%	
Salary increase	5.00%		5.00%	
For determining net periodic cost for year:				
Discount rate	6.25%		6.50%	
Salary increase	5.00%		5.00%	
Expected return on assets	n/a		n/a	
Measurement date	9/30/2004		9/30/2003	
Effect of 1% annual increase in health care cost trend rate:				
Aggregate of the Service Cost and Interest Cost - Dollar change	$	0.040	$	0.043
APBO - Dollar change	$	0.625	$	0.729
Effect of 1% annual decrease in health care cost trend rate:				
Aggregate of the Service Cost and Interest Cost - Dollar change	$	(0.035)	$	(0.036)
APBO - Dollar change	$	(0.526)	$	(0.622)
Cash Flows:				
Employer contribution (expected during fiscal year beginning in 2005)	$	0.568		
	After Medicare subsidy		*Before* Medicare subsidy	
Estimated future benefit payments during fiscal year ending in:				
2005	$	0.568	$	0.568
2006	$	0.526	$	0.552
2007	$	0.501	$	0.533
2008	$	0.503	$	0.541
2009	$	0.488	$	0.523
subsequent five years	$	2.541	$	2.727

The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 10.5% for 2005 and is assumed to decrease gradually to 5.0% for 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported.

7. Accumulated Other Comprehensive Income / (Loss)

The components of other comprehensive loss are as follows (in millions):

	Change in Minimum Pension Liability	Cumulative Currency Translation Adjustment	Interest Rate Contract	Total
Balance at December 31, 2001	$ -	$ (34.9)	$ -	$ (34.9)
Current period activity	(19.7)	2.5	1.4	(15.8)
Tax effect	6.8	-	(0.5)	6.3
Balance at December 31, 2002	(12.9)	(32.4)	0.9	(44.4)
Current period activity	(6.8)	4.6	(0.1)	(2.3)
Tax effect	2.3	-	-	2.3
Balance at December 31, 2003	(17.4)	(27.8)	0.8	(44.4)
Current period activity	8.0	72.5	(0.1)	80.4
Tax effect	(2.6)	-	-	(2.6)
Balance at December 31, 2004	$ (12.0)	$ 44.7	$ 0.7	$ 33.4

8. Commitments and Contingencies

We lease land, buildings, storage facilities, vehicles, data processing equipment and software under operating leases expiring in various years through 2011. Rent expense for the years ended December 31, 2004, 2003 and 2002 was $22.4 million, $24.6 million and $21.2 million. Our minimum rental commitments for operating leases at December 31, 2004 were as follows: 2005 - $21.3 million; 2006 - $16.9 million; 2007 - $13.4 million; 2008 - $10.6 million; 2009 - $6.5 million and subsequent to 2009 - $7.7 million.

We are involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 2004 cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for, should not materially affect our financial position, liquidity or results of operations.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder could not result in additional, presently unquantifiable, costs or liabilities to us.

9. Common Stock

National Oilwell has authorized 150 million shares of $.01 par value common stock. We also have authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

Under the terms of National Oilwell's Stock Award and Long-Term Incentive Plan, as amended, 8.4 million shares of common stock are authorized for the grant of options to officers, key employees, non-employee directors and other persons. Options granted under our stock option plan generally vest over a three-year period starting one year from the date of grant and expire five or ten years from the date of grant. The purchase price of options granted may not be less than the market price of National Oilwell common stock on the date of grant. At December 31, 2004, approximately 2.4 million shares were available for future grants.

We also have inactive stock option plans that were acquired in connection with the acquisitions of Dreco Energy Services, Ltd. in 1997 and IRI International Corporation in 2000. We converted the outstanding stock options under these plans to options to acquire our common stock and no further options are being issued under these plans. Stock option information summarized below includes amounts for the National Oilwell Stock Award and Long-Term Incentive Plan and stock plans of acquired companies.

Options outstanding at December 31, 2004 under the stock option plans have exercise prices between $5.62 and $40.50 per share, and expire at various dates from January 19, 2005 to May 26, 2014.

The following summarizes options activity:

	Years Ended December 31,					
	2004		2003		2002	
	Number of shares	Average Exercise Price	Number of shares	Average Exercise Price	Number of shares	Average Exercise Price
Shares under option at beginning of year	3,610,571	$ 23.83	3,790,496	$ 21.99	3,094,160	$ 22.95
Granted	1,142,500	28.22	1,035,000	20.05	977,500	18.53
Cancelled	(96,570)	27.91	(304,659)	28.01	(133,465)	28.54
Exercised	(924,185)	17.28	(910,266)	10.47	(147,699)	13.52
Shares under option at end of year	3,732,316	$ 26.69	3,610,571	$ 23.83	3,790,496	$ 21.99
Exercisable at end of year	1,657,162	$ 29.66	1,713,647	$ 25.47	2,119,692	$ 18.71

The following summarizes information about stock options outstanding as of December 31, 2004:

Range of Exercise Price	Weighted-Avg. Remaining Contractual Life	Options Outstanding Shares	Options Outstanding Weighted-Avg. Exercise Price	Options Exercisable Shares	Options Exercisable Weighted-Avg. Exercise Price
$ 5.62 to $19.39	6.96	658,016	$ 17.86	332,068	$ 17.21
$20.14 to $28.22	8.13	2,277,098	24.57	527,892	21.84
$30.30 to $40.50	6.03	797,202	40.03	797,202	40.03
Totals	7.48	3,732,316	$ 26.69	1,657,162	$ 29.66

The weighted average fair value of options granted during 2004, 2003 and 2002 was approximately $13.19, $8.88, and $8.95 per share, as determined using the Black-Scholes option-pricing model.

The assumptions used in the Black-Scholes option-pricing model were:

Assumptions	2004	2003	2002
Risk-free interest rate	2.7%	2.6%	2.4%
Expected dividend	-	-	-
Expected option life (years)	5	5	5
Expected volatility	51%	48%	54%

On February 7, 2005, we issued 1,145,000 stock options at an exercise price of $37.60.

10. Income Taxes

The domestic and foreign components of income before income taxes were as follows (in millions):

	December 31, 2004	December 31, 2003	December 31, 2002
Domestic	$ 44.1	$ 19.1	45.7
Foreign	87.4	97.6	67.6
	$ 131.5	$ 116.7	$ 113.3

The components of the provision for income taxes consisted of (in millions):

	December 31, 2004	December 31, 2003	December 31, 2002
Current:			
Federal	$ 7.4	$ 3.3	$ 11.3
State	(3.3)	0.9	0.9
Foreign	21.8	22.6	15.7
	25.9	26.8	27.9
Deferred:			
Federal	(12.8)	1.7	4.9
State	2.2	0.7	1.2
Foreign	3.9	4.5	5.4
	(6.7)	6.9	11.5
	$ 19.2	$ 33.7	$ 39.4

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in millions):

	December 31, 2004	December 31, 2003	December 31, 2002
Federal income tax at statutory rate	$ 46.0	$ 40.8	$ 39.7
Foreign income tax rate differential	(2.3)	(7.9)	(3.3)
State income tax, net of federal benefit	1.0	0.6	0.6
Tax benefit of foreign sales income	(3.1)	(3.0)	(1.6)
Nondeductible expenses	1.3	1.7	1.0
Tax benefit of capital loss carryovers	-	(0.8)	-
Foreign dividends net of FTCs	3.2	(2.7)	1.2
Net operating loss carryforwards	-	(0.7)	-
Change in deferred tax valuation allowance	(20.1)	6.9	0.4
Prior year taxes	(7.0)	(1.2)	1.1
Other	0.2	-	0.3
	$ 19.2	$ 33.7	$ 39.4

Significant components of our deferred tax assets and liabilities were as follows (in millions):

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Allowances and operating liabilities	$ 19.6	$ 30.3
Net operating loss carryforwards	18.6	29.4
Foreign tax credit carryforwards	21.1	21.9
Capital loss carryforward	3.8	4.9
Other	24.3	18.2
Total deferred tax assets	87.4	104.7
Valuation allowance for deferred tax assets	(16.8)	(36.9)
	70.6	67.8
Deferred tax liabilities:		
Tax over book depreciation	29.6	30.0
Operating and other assets	58.7	10.6
Other	14.5	11.8
Total deferred tax liabilities	102.8	52.4
Net deferred tax asset (liability)	$ (32.2)	$ 15.4

In the United States, the Company has $14.4 million of net operating loss carryforwards as of December 31, 2004, which expire at various dates through 2018. The potential benefit of $5.2 million has been recorded with no valuation allowance. Future income tax payments will be reduced when the Company ultimately realizes the benefit of these net operating losses.

Also in the United States, the Company has $9.8 million of capital loss carryforwards as of December 31, 2004, which expire in 2005. The related potential benefit of $3.8 million has been recorded with a full valuation allowance of $3.8 million. These capital losses are not available to reduce future operating income but if realized will reduce future capital gains and will result in a reduction of future tax expense. The Company has $21.1 million of excess foreign tax credits as of December 31, 2004, which expire at various dates through 2014. These credits have not been allotted a valuation allowance and would be realized as a reduction of future income tax payments.

Outside the United States, the company has $46.0 million of net operating loss carryforwards as of December 31, 2004. Of this amount, $45.2 million will expire at various dates through 2014 and $0.8 million is available indefinitely. The related potential benefit available of $13.3 million has been recorded with a valuation allowance of $12.0 million. If the Company ultimately realizes the benefit of these net operating losses, $11.0 million would reduce goodwill and other intangible assets and $1.0 million would reduce income tax expense.

Also outside the United States, the company has $0.5 million of capital loss carryforwards as of December 31, 2004, which can be carried forward indefinitely. The related potential benefit of $0.2 million has been recorded with a full valuation allowance of $0.2 million. These capital losses are not available to reduce future operating income but if realized will reduce future capital gains and will result in a reduction of future income tax expense.

The deferred tax valuation allowance decreased $20.1 million for the period ending December 31, 2004 and increased $6.9 million for the period ending December 31, 2003. The decrease was reflected as a reduction of tax expense in 2004 and resulted primarily from completion of certain acquisition financing transactions and the enactment of the American Jobs Creation Act of 2004, which extended the carryforward period of excess foreign tax credits in the United States. The increase in 2003 resulted primarily from the recognition of additional excess foreign tax credits and capital loss carryforwards that may not be realized in the future. National-Oilwell's deferred tax assets are expected to be realized principally through future earnings.

Undistributed earnings of the Company's foreign subsidiaries amounted to $299.9 million and $238.6 million at December 31, 2004 and 2003. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in either U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $30.5 million would be payable upon remittance of all previously unremitted earnings at December 31, 2004.The Company has not reevaluated its position with respect to the indefinite reinvestment of foreign earnings to take into account the possible election of the repatriation provisions contained in the American Jobs Creation Act of 2004

Because of the number of tax jurisdictions in which the Company operates, its effective tax rate can fluctuate as operations and the local country tax rates fluctuate. The Company is also subject to audits by federal, state and foreign jurisdictions which may result in proposed assessments. The Company's future tax provision will reflect any favorable or unfavorable adjustments to its estimated tax liabilities when resolved. The Company is unable to predict the outcome of these matters, however, we believe that none of these matters will have a material adverse effect on the results of operations or financial condition of the Company.

In October 2004, the American Jobs Creation Act of 2004 (the "Jobs Act") was signed into law which introduced a special one-time dividends received deduction on the repatriation of foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The Act provides for a special one-time deduction of 85 percent of certain foreign earnings that are repatriated in either the Company's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. The maximum amount of the Company's foreign earnings that qualify for temporary deduction is $286.4 million.

The Company is in the process of evaluating whether it will repatriate foreign earnings under the repatriation provisions of the Jobs Act, and if so, the amount that will be repatriated. The range of reasonably possible amounts that the Company is considering for repatriation, which would be eligible for the temporary deduction, is zero to $286.4 million. The Company is awaiting the issuance of further regulatory guidance and passage of statutory technical corrections with respect to certain provisions in the Jobs Act prior to determining the amounts it will repatriate. The Company expects to determine the amounts and sources of foreign earnings to be repatriated, if any, in 2005.

The Company is not yet in a position to determine the impact of a qualifying repatriation, should it choose to make one, on its income tax expense for 2005, the amount of its indefinitely reinvested foreign earnings, the range of income tax effects or the amount of its deferred tax liability with respect to foreign earnings.

11. Business Segments and Geographic Areas

National Oilwell's operations consist of two segments: Products and Technology and Distribution Services. The Products and Technology segment designs and manufactures a variety of oilfield equipment for use in oil and gas drilling, completion and production activities. The Distribution Services segment distributes an extensive line of oilfield supplies and equipment. Intersegment sales and transfers are accounted for at commercial prices and are eliminated in consolidation. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies of the Company. The Company evaluates performance of each reportable segment based upon its operating income, excluding non-recurring items.

No single customer accounted for 10% or more of consolidated revenues during the three years ended December 31, 2004.

Summarized financial information is as follows (in millions):

Geographic Areas:

	United States	Canada	Norway	United Kingdom	Other	Eliminations	Total
December 31,2004							
Revenues from:							
Unaffiliated customers	$ 1,303.6	$ 403.1	$ 274.1	$ 99.7	$ 237.6	$ -	$ 2,318.1
Interarea sales	231.5	86.0	45.1	13.5	17.2	(393.3)	-
Total revenues	1,535.1	489.1	319.2	113.2	254.8	(393.3)	2,318.1
Long-lived assets	126.1	33.2	33.1	24.4	38.3	-	255.1
December 31,2003							
Revenues from:							
Unaffiliated customers	$ 1,086.7	$ 332.9	$ 260.2	$ 95.9	$ 229.2	$ -	$ 2,004.9
Interarea sales	138.5	55.6	41.1	5.4	5.5	(246.1)	-
Total revenues	1,225.2	388.5	301.3	101.3	234.7	(246.1)	2,004.9
Long-lived assets	133.9	32.4	29.5	22.8	33.8	-	252.4
December 31,2002							
Revenues from:							
Unaffiliated customers	$ 1,055.0	$ 254.3	$ 86.2	$ 44.7	$ 81.7	$ -	$ 1,521.9
Interarea sales	108.1	59.4	18.5	7.4	1.2	(194.6)	-
Total revenues	1,163.1	313.7	104.7	52.1	82.9	(194.6)	1,521.9
Long-lived assets	138.5	26.0	18.3	6.1	19.5	-	208.4

Business Segments

	Products and Technology	Distribution Services		Corporate/ Eliminations	Total
December 31, 2004					
Revenues from:					
Unaffiliated customers	$ 1,424.5	$ 893.6		$ -	$ 2,318.1
Intersegment sales	112.5	11.5		(124.0)	-
Total revenues	1,537.0	905.1		(124.0)	2,318.1
Operating income (loss)	157.4	29.6		(18.4)	168.6
Capital expenditures	34.8	2.3		1.9	39.0
Depreciation and amortization	34.7	6.8		2.5	44.0
Goodwill	597.7	35.1		6.2	639.0
Total assets	2,072.1	386.5		140.1	2,598.7
December 31, 2003					
Revenues from:					
Unaffiliated customers	$ 1,215.9	$ 789.0		$ -	$ 2,004.9
Intersegment sales	98.7	3.0		(101.7)	-
Total revenues	1,314.6	792.0		(101.7)	2,004.9
Operating income (loss)	165.1	6.5	(a)	(12.6)	159.0
Capital expenditures	25.5	3.8		3.1	32.4
Depreciation and amortization	30.1	5.8		3.3	39.2
Goodwill	546.6	35.8		4.9	587.3
Total assets	1,792.7	363.7		86.3	2,242.7
December 31, 2002					
Unaffiliated customers	$ 837.7	$ 684.2		$ -	$ 1,521.9
Intersegment sales	79.5	2.0		(81.5)	-
Total revenues	917.2	686.2		(81.5)	1,521.9
Operating income (loss)	127.0	18.1		(10.8)	134.3
Capital expenditures	19.8	3.6		1.4	24.8
Depreciation and amortization	19.3	4.9		0.8	25.0
Goodwill	490.9	16.4		4.9	512.2
Total assets	1,640.2	266.7		70.3	1,977.2

(a) Includes a $6.3 million pre-tax charge related to the accumulated clearing account problem within the purchasing system.

12. Quarterly Financial Data (Unaudited)

Summarized quarterly results, were as follows (in millions, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year ended December 31, 2004					
Revenues	$ 496.2	$ 533.5	$ 618.9	$ 669.5	$ 2,318.1
Gross Profit	103.5	117.6	132.0	143.3	496.4
Income before taxes	15.8	30.5	39.2	46.0	131.5
Minority interest	(0.2)	(0.3)	(0.7)	(0.9)	(2.1)
Net income	$ 11.0	$ 21.4	$ 27.8	$ 50.0	$ 110.2
Net income per basic share	0.13	0.25	0.32	0.58	1.28
Net income per diluted share	0.13	0.25	0.32	0.58	1.27
Year ended December 31, 2003					
Revenues	$ 500.6	$ 475.4	$ 498.6	$ 530.3	$ 2,004.9
Gross Profit	118.2	106.6	118.9	120.5	464.2
Income before taxes	29.2	28.0	32.9	26.6	116.7
Minority interest	(2.0)	(1.1)	(1.0)	(2.1)	(6.2)
Net income	$ 17.3	$ 18.3	$ 21.7	$ 19.5 (a)	$ 76.8
Net income per basic share	0.21	0.22	0.26	0.23	0.91
Net income per diluted share	0.21	0.21	0.25	0.23	0.90

(a) Reflects an income tax benefit of $2.7 million related to a revision of the annual effective tax rate to 29%.

During the 4th quarter of 2003 we identified a clearing account problem within the Distribution Group's purchasing system that had accumulated over a three year period. As a result, a $10.6 million pre-tax charge ($6.9 million after-tax) was recorded in the 4th quarter of 2003 to correct the problem. We determined that approximately $6.3 million of this amount relates to periods prior to 2003 and have not restated prior periods as the impact is not considered material. This amount is included in the results of operations for the 4th quarter of 2003. Quarterly periods for 2003 have been restated to reflect the impact of the clearing account problem in 2003 on previously reported quarterly results.

Schedule II

National-Oilwell, Inc.

Valuation and Qualifying Accounts

Years ended December 31, 2004, 2003 and 2002

	Balance beginning of year	Additions (Deductions) charged to costs and expenses	Charge offs and other	Balance end of year
		(in millions)		
Allowance for doubtful accounts:				
2004	$ 18.3	$ 4.0	$ (9.5)	$ 12.8
2003	12.6	5.7	0.0	18.3
2002	9.1	3.6	(0.1)	12.6
Valuation allowance for deferred tax assets:				
2004	$ 36.9	$ (20.3)	$ 0.2	$ 16.8
2003	29.9	7.0	-	36.9
2002	29.5	0.4	-	29.9

NYSE Corporate Governance Matters

As a listed company with the New York Stock Exchange, our Chief Executive Officer, as required under Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violation by the company of NYSE Corporate Governance listing standards as of the date of the certification. On May 19, 2004, the Company's Chief Executive Officer submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards. On March 8, 2005, the Company filed its 2004 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002. The Company has also included with this amendment to the 2004 Form 10-K new Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

NOV NATIONAL OILWELL VARCO